Exhibit 99.2

EXECUTION COPY

gold royalty corp.

- and -

ELY GOLD ROYALTIES INC.

arrangement agreement

June 21, 2021

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1

1.1	Definitions	1
1.2	Interpretation Not Affected by Headings	12
1.3	Number and Gender	12
1.4	Date for any Action	12
1.5	Statutory References	12
1.6	Currency	12
1.7	Accounting Matters	12
1.8	Knowledge	12
1.9	Disclosure Letters	12
1.10	Schedules	13

ARTICLE 2 THE ARRANGEMENT		13

2.1	Arrangement	13
2.2	Interim Order	13
2.3	U.S. Securities Law Matters	14
2.4	Ely Meeting	15
2.5	Ely Circular	16
2.6	Final Order	17
2.7	Court Proceedings	18
2.8	Effect of the Arrangement and Effective Date	18
2.9	Payment of Consideration	18
2.10	Treatment of Stock Options	19
2.11	Preparation of Key Regulatory Approval Filings	19
2.12	Announcement and Shareholder Communications	19
2.13	Withholding Taxes	20

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF ELY		20

3.1	Representations and Warranties	20
3.2	Survival of Representations and Warranties	36

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF GOLD ROYALTY		36

4.1	Representations and Warranties	36
4.2	Survival of Representations and Warranties	46

ARTICLE 5 COVENANTS		46

5.1	Covenants of Ely Regarding the Conduct of Business	46
5.2	Additional Covenants of Ely	51
5.3	Covenants of Ely Relating to the Arrangement	51
5.4	Covenants of Gold Royalty	52
5.5	Mutual Covenants	54
5.6	Reorganization Transactions	55
5.7	Employment Agreements, Severance and Resignations	56
5.8	Section 85 Election	57

ARTICLE 6 CONDITIONS		57

6.1	Mutual Conditions Precedent	57
6.2	Additional Conditions Precedent to the Obligations of Gold Royalty	58
6.3	Additional Conditions Precedent to the Obligations of Ely	59
6.4	Satisfaction of Conditions	60

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ARTICLE 7 ADDITIONAL AGREEMENTS		60

7.1	Notice and Cure Provisions	60
7.2	Ely Non-Solicitation	61
7.3	Right to Match	63
7.4	Termination Fee and Expenses	65
7.5	Access to Information; Confidentiality	67
7.6	Insurance and Indemnification	67

ARTICLE 8 TERM, TERMINATION, AMENDMENT AND WAIVER		68

8.1	Term	68
8.2	Termination	68
8.3	Amendment	70
8.4	Waiver	70

ARTICLE 9 GENERAL PROVISIONS		70

9.1	Privacy	70
9.2	Notices	71
9.3	Governing Law	72
9.4	Injunctive Relief	72
9.5	Time of Essence	72
9.6	Entire Agreement, Binding Effect and Assignment	72
9.7	Severability	73
9.8	Further Assurances	73
9.9	No Third Party Beneficiaries	73
9.10	Mutual Interest	73
9.11	Counterparts and Execution	74

Schedule A	-	Plan of Arrangement
Schedule B	-	Ely Resolution
Schedule C	-	Key Regulatory Approvals
Schedule D	-	Locked-Up Shareholders

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arrangement agreement

this ARRANGEMENT agreement dated June 21, 2021,

AMONG:

gold royalty corp., a company existing pursuant to the laws of Canada

(“Gold Royalty”)

AND:

ELY GOLD ROYALTIES INC., a company existing pursuant to the laws of the Province of British Columbia

(“Ely”)

WHEREAS:

A.	Gold Royalty and Ely wish to enter into a transaction providing for the acquisition by Gold Royalty of all of the Ely Shares;

B.	Gold Royalty and Ely intend to carry out the transactions contemplated by this Agreement by way of a plan of arrangement under the provisions of the BCBCA; and

C.	Immediately prior, and as a condition precedent in favour of Gold Royalty, to the execution and delivery of this Agreement, Gold Royalty has entered into the Voting Agreements with each of the Locked-Up Shareholders.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal, expression of interest or inquiry, or public announcement of an intention (orally or in writing) from any person (other than Gold Royalty or any of its affiliates) after the date of this Agreement (including, for greater certainty, modifications, amendments or variations after the date of this Agreement to any offer, proposal, expression of interest or inquiry that was made before the date of this Agreement), relating to:

(a)	any acquisition, purchase, alliance, joint venture, earn-in right, royalty grant (including overriding royalties), lease, license, sale or transfer, direct or indirect, in a single transaction or a series of related transactions, of:

(i)	the assets of Ely or any of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Ely and its subsidiaries, taken as a whole, or contribute 20% or more of the consolidated revenue of Ely and its subsidiaries taken as a whole or any of the Ely Material Royalty Interests; or

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(ii)	20% or more of the issued and outstanding voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of any class of Ely or any of its subsidiaries;

(b)	any take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in such person beneficially owning, directly or indirectly, 20% or more of any class of the issued and outstanding voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of Ely or any of its subsidiaries;

(c)	a plan of arrangement, merger, amalgamation, consolidation, share exchange, share issuance, business combination, reorganization, recapitalization, liquidation, dissolution, share reclassification or other similar transaction involving Ely or any of its subsidiaries; or

(d)	any other similar transaction or series of transactions involving Ely or any of its subsidiaries;

“affiliate” means an “affiliated entity” within the meaning of MI 61-101;

“Agreement” means this Arrangement Agreement, including (unless the context requires otherwise) the Schedules hereto, together with the Gold Royalty Disclosure Letter and the Ely Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Arrangement” means the arrangement under Section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 or the Plan of Arrangement or made at the direction of the Court in the Interim Order or Final Order with the consent of Gold Royalty and Ely, each acting reasonably;

“BCBCA” means the Business Corporations Act (British Columbia);

“BCSC” means the British Columbia Securities Commission;

“Business Day” means any day, other than a Saturday, a Sunday or any other day on which the principal chartered banks located in Vancouver, British Columbia are not open for business during normal banking hours;

“Code” means the United States Internal Revenue Code of 1986 as the same has been and hereinafter from time to time may be amended, including all rules and regulations promulgated thereunder;

“Competition Act” means the Competition Act (Canada), and includes the regulations made thereunder;

“Confidentiality Agreement” means the confidentiality agreement between Gold Royalty and Ely dated November 28, 2020, as amended from time to time;

“Consideration” means the consideration to be received pursuant to the Plan of Arrangement in respect of each Ely Share that is issued and outstanding prior to the Effective Time;

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“Contemplated Reorganization Transaction” has the meaning ascribed thereto in Section 5.6(a)(i);

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding or other right or obligation to which Ely or Gold Royalty, respectively, or any of their respective subsidiaries, is a party or by which Ely or Gold Royalty, respectively, or any of their respective subsidiaries, is bound or affected or to which any of their respective properties or assets is subject;

“Corruption Acts” has the meaning ascribed thereto in Section 3.1(oo);

“Court” means the Supreme Court of British Columbia;

“COVID 19” means the coronavirus disease 2019 (commonly referred to as COVID 19), caused by the severe acute respiratory syndrome coronavirus 2 (SARS Co-V-2)) and/or any other virus or disease developing from or arising as a result of SARS Co-V-2 and/or COVID 19;

“COVID 19 Measure” means commercially reasonable actions for a Party to take or refrain from taking in the operation of their business as a result of COVID 19 as reasonably required in order to comply with the provisions of any health, quarantine, social distancing, shutdown, safety or similar law or guideline promulgated by any Governmental Entity in connection with COVID 19;

“Data Room Information” means all information, books, maps, records, reports, files, data, models, papers or other records or documents relating to Ely or Gold Royalty and their respective subsidiaries or their respective businesses, contained in the internet-based data room made available to the other Party as in effect at 11:59 p.m. (Vancouver time) on June 19, 2021, the particulars of each of which are respectively specified in the Ely Disclosure Letter and the Gold Royalty Disclosure Letter;

“Depositary” means TSX Trust Company or such other person that may be appointed by Gold Royalty with the consent of Ely (such consent not to be unreasonably withheld or delayed) in connection with the Arrangement;

“Dissent Rights” means the rights of an owner of Ely Shares to dissent in respect of the Arrangement described in the Plan of Arrangement;

“Dissenting Shareholder” means a registered Ely Shareholder that validly exercises Dissent Rights in respect of all Ely Shares held by it;

“Effective Date” means the date upon which the Arrangement becomes effective, as provided in the Plan of Arrangement;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as Ely and Gold Royalty may agree upon in writing;

“Eligible Holder” means a beneficial owner of Ely Shares immediately prior to the Effective Time (other than a Dissenting Shareholder) who is: (a) a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or (b) a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

“Ely Benefit Plans” has the meaning ascribed thereto in Section 3.1(bb)(i);

“Ely Board” means the board of directors of Ely as the same is constituted from time to time;

“Ely Board Recommendation” has the meaning ascribed thereto in Section 3.1(a);

“Ely Change in Recommendation” has the meaning ascribed thereto in Section 8.2.1(c)(i);

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“Ely Circular” means the notice of the Ely Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to Ely Securityholders in connection with the Ely Meeting, as amended, supplemented or otherwise modified from time to time;

“Ely Disclosure Letter” means the disclosure letter executed by Ely and delivered to Gold Royalty concurrently with the execution of this Agreement;

“Ely Expense Reimbursement” has the meaning ascribed thereto in Section 7.4.8;

“Ely Expense Reimbursement Event” has the meaning ascribed thereto in Section 7.4.7;

“Ely Fairness Opinion” has the meaning ascribed thereto in Section 3.1(b);

“Ely Financial Advisors” means Laurentian Bank Securities Inc. and Clarus Securities Inc., financial advisors to the Ely Board and the special committee thereof;

“Ely Financial Statements” has the meaning ascribed thereto in Section 3.1(m)(i);

“Ely Fundamental Representations” means the representations and warranties of Ely set forth in Sections 3.1(a), 3.1(b), 3.1(c), 3.1(d), 3.1(f), 3.1(i), 3.1(j), 3.1(k), 3.1(p), 3.1(u), 3.1(v) and 3.1(ll);

“Ely Loan Agreement” means the loan agreement between Ely and 2176423 Ontario Ltd.;

“Ely Material Adverse Effect” means any change, effect, event, occurrence, circumstance or state of facts that, individually or in the aggregate with other such changes, effects, events, occurrences or states of fact, is or would reasonably be expected to be material and adverse to the business, properties, assets, capital, liabilities (contingent or otherwise), operations, results of operations or condition (financial or otherwise) of Ely and its subsidiaries, taken as a whole, other than any change, effect, event, occurrence or state of facts resulting from: (a) the public announcement of the Plan of Arrangement, the execution of this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder, including any loss or threatened loss of or adverse change in or threatened adverse change in the relationship of Ely with any of its current or prospective employees, clients, suppliers, counterparties (other than in connection with the Ely Royalty and Property Rights) or insurance underwriters; (b) any changes in general political, economic, financial or capital markets conditions in Canada, the United States or globally; (c) any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Entity; (d) any generally applicable changes in IFRS; (e) any natural or man-made disaster, the commencement, continuation or worsening of armed hostilities, war or acts of terrorism; (f) conditions generally affecting the gold mining or royalty and streaming industries; (g) any change in currency exchange, interest or inflation rates; (h) any change in gold or other precious metals prices; (i) any general outbreak of illness, pandemic (including COVID 19), epidemic or similar event or the worsening thereof; (j) any matter specifically disclosed in the Ely Disclosure Letter or in the Ely Public Disclosure Record prior to the date hereof; (k) any action taken (or omitted to be taken) by Ely that is required by this Agreement or which is consented to in writing by Gold Royalty or applicable law (including COVID 19 Measures); or (l) any decrease in the market price or any decline in the trading volume of Ely Shares on the TSXV (it being understood that any cause underlying such change in market price or trading volume may be taken into account in determining whether an Ely Material Adverse Effect has occurred); provided that, notwithstanding the foregoing, any change, effect, event, occurrence or state of facts described in clauses (b), (c), (d), (e), (f), (g), (h) or (i) of this definition shall constitute an Ely Material Adverse Effect to the extent that any such change, effect, event, occurrence or state of facts has or would reasonably be expected to have, individually or in the aggregate, a disproportionate impact on the business, properties, assets, capital, liabilities (contingent or otherwise), operations, results of operations or condition (financial or otherwise) of Ely and its subsidiaries, taken as a whole, relative to other industry participants of similar size and references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretive for purposes of determining whether an “Ely Material Adverse Effect” has occurred;

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“Ely Material Contracts” means any Contract of Ely or any of its subsidiaries (i) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have an Ely Material Adverse Effect; (ii) providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $400,000; (iii) under which Ely or any of its subsidiaries has directly or indirectly loaned or advanced to a third party or guaranteed any liabilities or obligations of a third party, in each case; (iv) that provides for the establishment of, investment in or formation of any partnership or joint venture with an arm’s length person; (v) relating to indebtedness for borrowed money, whether incurred, assumed or secured by any asset; (vi) restricting the incurrence of indebtedness by Ely or any of its subsidiaries or (including by requiring the granting of an equal and rateable Lien); (vii)under which Ely or any of its subsidiaries is obligated to make or expects to receive payments in excess of $250,000 in any 12-month period or $400,000 over the remaining term of the Contract; (viii) by virtue of which any of the Ely Material Royalty Interests were acquired or are held by Ely or its subsidiaries; (ix) any shareholder or stockholders agreements, registration rights agreements, voting trusts, proxies or similar agreements, arrangements or commitments with respect to any shares or other equity interests of Ely or its subsidiaries or any other Contract relating to disposition, voting or dividends with respect to any shares or other equity securities of Ely or any of its subsidiaries; (x) providing for indemnification by Ely or its subsidiaries, other than Contracts which provide for indemnification obligations of less than $200,000; (xi) restricting the ability of Ely or any of its subsidiaries to offer to purchase or purchase the assets or equity securities of any other person; or (xii) with a term or commitment to or by Ely or any of its subsidiaries that may reasonably extend beyond one year and which cannot be terminated without cost or penalty in excess of $200,000 on less than sixty (60) days’ notice or which is outside the ordinary course of business.

“Ely Material Royalty Interests” means each of the royalty and other interests identified in Schedule 1.2 of the Ely Disclosure Letter;

“Ely Meeting” means the special meeting of Ely Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Ely Resolution;

“Ely Option” means a right and option to purchase one or more Ely Shares granted pursuant to the Ely Stock Option Plan or otherwise enforceable against Ely;

“Ely Optionholder” means a holder of one or more Ely Options;

“Ely Public Disclosure Record” means all documents and information filed by Ely under applicable Securities Laws since January 1, 2019 and publicly available on SEDAR;

“Ely Representatives” has the meaning ascribed thereto in Section 7.2.1;

“Ely Resolution” means the special resolution of Ely Shareholders approving the Plan of Arrangement, in the form of Schedule B to this Agreement, by an affirmative vote of at least the following majorities (by tabulating the vote in each of the following manners): (i) 66% of the votes cast on the Ely Resolution by Ely Shareholders present in person or represented by proxy at the Ely Meeting, with each Ely Share entitling an Ely Shareholder to one vote; and (ii) a simple majority of the votes cast on the Ely Resolution by Ely Shareholders present in person or represented by proxy at the Ely Meeting (excluding Ely Shares held by certain “related parties” and “interested parties” (as such terms are defined in MI 61-101) in accordance with the requirements of MI 61-101), which is to be considered at the Ely Meeting and is to be substantially in the form and content of Schedule B to this Agreement;

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“Ely Royalty and Property Rights” means all mineral rights and interests (including mining, mineral or exploration concessions, claims, leases, licenses, Permits or other rights to exploit, explore, develop, mine or produce any minerals or any interest therein) and royalty rights in which Ely or any of its subsidiaries has any interest or rights or options to acquire or use;

“Ely Security” means an Ely Share, Ely Option or Ely Warrant;

“Ely Securityholder” means a holder of one or more Ely Securities;

“Ely Share” means a common share in the authorized share structure of Ely;

“Ely Shareholder” means a holder of one or more Ely Shares;

“Ely Stock Option Plan” means the Ely Stock Option Plan approved by Ely Shareholders at its annual and special meeting held on May 6, 2020, included in the Data Room Information;

“Ely Technical Reports” has the meaning ascribed thereto in Section 3.1(w);

“Ely Warrants” means the outstanding warrants issued by Ely to purchase Ely Shares;

“Ely Warrantholder” means a holder of one or more Ely Warrants;

“Environmental Laws” means all applicable federal, provincial, state, regional, municipal, local or other Laws, imposing liability or standards of conduct for or relating to the regulation of activities, materials, substances or wastes in connection with or for or to the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation);

“Environmental Liabilities” means, with respect to any person, all liabilities, obligations, responsibilities, response, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs, losses, damages, punitive damages, property damages, consequential damages, treble damages, costs and expenses, fines, penalties and sanctions incurred as a result of or related to any Hazardous Substance or any claim, suit, action, administrative order, investigation, proceeding or demand by any person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law, relating to any environmental matter arising under or related to any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release or presence of a Hazardous Substance whether on, at, in, under, from or about or in the vicinity of any real or personal property;

“Environmental Permits” means all Permits under any Environmental Laws;

“Final Order” means the order made after the application to the Court pursuant to subsection 291(4) of the BCBCA, in form and substance acceptable to Ely and Gold Royalty, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement as such order may be amended, affirmed, modified, supplemented or varied by the Court (with the consent of Ely and Gold Royalty, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such affirmation, amendment, modification, supplement or variation is acceptable to Ely and Gold Royalty, each acting reasonably) on appeal;

“Gold Royalty Board” means the board of directors of Gold Royalty as the same is constituted from time to time;

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“Gold Royalty Disclosure Letter” means the disclosure letter executed by Gold Royalty and delivered to Ely concurrently with the execution of this Agreement;

“Gold Royalty Expense Reimbursement” has the meaning ascribed thereto in Section 7.4.8;

“Gold Royalty Expense Reimbursement Event” has the meaning ascribed thereto in Section 7.4.6;

“Gold Royalty Financial Statements” has the meaning ascribed thereto in Section 4.1(k)(i);

“Gold Royalty Fundamental Representations” means the representations and warranties of Gold Royalty set forth in Sections 4.1(a), 4.1(b), 4.1(d), 4.1(n), 4.1(o), 4.1(w) and 4.1(x);

“Gold Royalty Long Term Incentive Plan” means the Gold Royalty Long Term Incentive Plan dated effective March 7, 2021;

“Gold Royalty Material Adverse Effect” means any change, effect, event, occurrence, circumstance or state of facts that, individually or in the aggregate with other such changes, effects, events, occurrences or states of fact, is or would reasonably be expected to be material and adverse to the business, properties, assets, capital, liabilities (contingent or otherwise), operations, results of operations or condition (financial or otherwise) of Gold Royalty and its subsidiaries, taken as a whole, other than any change, effect, event, occurrence or state of facts resulting from: (a) the public announcement of the Plan of Arrangement, the execution of this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder (other than in connection with the Gold Royalty Material Royalty Interests) or insurance underwriters; (b) any changes in general political, economic, financial or capital market conditions in Canada, the United States or any other country in which it has assets or globally; (c) any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Entity; (d) any generally applicable changes in IFRS; (e) any natural or man-made disaster, the commencement, continuation or worsening of war, armed hostilities, or acts of terrorism; (f) conditions generally affecting the gold mining or precious metals royalty and streaming industries; (g) any change in currency exchange, interest or inflation rates; (h) any change in gold or other precious metals prices; (i) any general outbreak of illness, pandemic (including COVID 19), epidemic or similar event or the worsening thereof; (j) any matter specifically disclosed in the Gold Royalty Disclosure Letter or in the Gold Royalty Public Disclosure Record prior to the date hereof; (k) any action taken (or omitted to be taken) by Gold Royalty that is required by this Agreement or which is consented to in writing by Ely or applicable law (including COVID 19 Measures); or (l) any decrease in the market price or any decline in the trading volume of Gold Royalty Shares on the NYSE American (it being understood that any cause underlying such change in market price or trading volume may be taken into account in determining whether a Gold Royalty Material Adverse Effect has occurred); provided that, notwithstanding the foregoing, any change, effect, event, occurrence or state of facts described in clauses (b), (c), (d), (e), (f), (g), (h) or (i) of this definition shall constitute a Gold Royalty Material Adverse Effect to the extent that any such change, effect, event, occurrence or state of facts has or would reasonably be expected to have, individually or in the aggregate, a disproportionate impact on the business, properties, assets, Permits, capital, liabilities, operations, results of operations or condition (financial or otherwise) of Gold Royalty and its subsidiaries, taken as a whole, relative to other industry participants of similar size and references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretive for purposes of determining whether a “Gold Royalty Material Adverse Effect” has occurred;

“Gold Royalty Material Royalty Interests” has the meaning ascribed thereto in Section 4.1(ff);

“Gold Royalty Option” means an option to acquire Gold Royalty Shares granted pursuant to the Gold Royalty Long Term Incentive Plan;

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“Gold Royalty Public Disclosure Record” means all documents and information filed by Gold Royalty under applicable Securities Laws since January 12, 2021 and publicly available on SEDAR;

“Gold Royalty Restricted Share” means Gold Royalty Shares issued as restricted shares under Gold Royalty’s Equity Incentive Plan dated October 19, 2020;

“Gold Royalty Share” means a common share in the authorized share structure of Gold Royalty;

“Gold Royalty Shareholder” means a holder of one or more Gold Royalty Shares;

“Gold Royalty Technical Reports” has the meaning ascribed thereto in Section 4.1(ff);

“Gold Royalty Warrants” means outstanding warrants to purchase Gold Royalty Shares;

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board or authority of any of the foregoing, (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (d) any stock exchange, including the TSXV and the NYSE American;

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive, infectious or carcinogenic or otherwise hazardous or deleterious substance, waste or material, including petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material or contaminant regulated or defined pursuant to any Environmental Law;

“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board at the relevant time, applied on a consistent basis;

“including”, “includes” or similar expressions are not intended to be limiting and are deemed to be followed by the expression “without limitation”;

“Interim Order” means the order made after the application to the Court pursuant to subsection 291(2) of the BCBCA, after being informed of the intention to rely upon the Section 3(a)(10) Exemption from registration under the U.S. Securities Act with respect to the Gold Royalty Shares issued pursuant to the Arrangement, in form and substance acceptable to Ely and Gold Royalty, each acting reasonably, providing for, among other things, the calling and holding of the Ely Meeting, as the same may be amended, affirmed, modified, supplemented or varied by the Court with the consent of Ely and Gold Royalty, each acting reasonably;

“Key Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, Permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities set out in Schedule C hereto;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are applicable to such person or its business, undertaking, assets, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, assets, property or securities;

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“Liens” means any hypothec, mortgage, pledge, assignment, lien, charge, security interest, adverse right or claim, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Locked-Up Shareholders” means those Ely Securityholders, listed in Schedule D hereto, who have entered into Voting Agreements with Gold Royalty pursuant to which they have agreed, among other things and subject to the terms of such Voting Agreements, to vote their Ely Securities in favour of the Ely Resolution;

“Mailing Deadline” means July 28, 2021 or such other date as may be agreed between the Parties;

“material fact” has the meaning ascribed thereto in the Securities Act;

“Meeting Deadline” has the meaning ascribed thereto in Section 2.4(a);

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Money Laundering Laws” has the meaning ascribed thereto in Section 3.1(pp);

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI 54-101” means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer;

“NYSE American” means the NYSE American;

“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person; provided that in any event such action is not unreasonable or unusual;

“Outside Date” means October 21, 2021, or such later date as may be agreed to in writing by the Parties;

“Parties” means Ely and Gold Royalty, and “Party” means any of them;

“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of or from any Governmental Entity;

“person” includes an individual, sole proprietorship, partnership, association, body corporate, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, Governmental Entity or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A, and any amendments or variations thereto made in accordance with Section 8.3 hereof or the Plan of Arrangement or made at the direction of the Court in the Interim Order or the Final Order with the consent of Gold Royalty and Ely, each acting reasonably;

“Proceeding” means any court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation or inquiry before or by any Governmental Entity, or any claims, actions, suits, arbitrations, charges, indictments, hearings or other similar civil, quasi-criminal or criminal, administrative or investigative matter or proceeding, including by any third party whatsoever;

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“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of a Hazardous Substance in the indoor or outdoor environment, including the movement of a Hazardous Substance through or in the air, soil, surface water, ground water or property;

“Response Period” has the meaning ascribed thereto in Section 7.3.1(b);

“Returns” means all reports, forms, elections, designations, notices, declarations, information statements and returns (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto relating to, or required to be filed or prepared by Law in connection with any Taxes;

“Review Period” has the meaning ascribed thereto in Section 7.3.2;

“SEC” means the United States Securities and Exchange Commission;

“Section 3(a)(10) Exemption” has the meaning ascribed thereto in Section 2.3;

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations, forms and published instruments, policies, bulletins and notices made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Authorities” means, collectively, the BCSC and the applicable securities commissions and other securities regulatory authorities in each of the other provinces of Canada;

“Securities Laws” means the Securities Act, the securities legislation of each other province of Canada and the rules, regulations, forms, published instruments, policies, bulletins and notices of the Securities Authorities made thereunder, the U.S. Exchange Act, the U.S. Securities Act and all other state and federal securities laws, rules, regulations and policies published thereunder, in each case as now in effect and as they may be promulgated or amended from time to time;

“SEDAR” means the System for Electronic Document Analysis Retrieval (SEDAR) web-site;

“subsidiary” means a “subsidiary entity” within the meaning of MI 61-101;

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a person or persons who is or are, as at the date of this Agreement, a party that deals at arm’s length with Ely, that is made after the date of this Agreement (and is not obtained in violation of this Agreement or any agreement between the person making such Acquisition Proposal and Ely) to acquire all of the outstanding Ely Shares (other than Ely Shares beneficially owned by the person or persons making such Acquisition Proposal) or all or substantially all of the assets of Ely and its subsidiaries on a consolidated basis, and (i) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the person or persons making such Acquisition Proposal; (ii) that is made to all Ely Shareholders on the same terms and conditions; (iii) that is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Ely Board, acting in good faith (after receiving the advice of its outside legal counsel and the Ely Financial Advisors), that adequate arrangements have been made in respect of any required funds to complete such Acquisition Proposal; (iv) that is not subject to any due diligence or access condition; (v) that complies with applicable Securities Laws; and (vi) in respect of which the Ely Board determines, in its good faith judgment, after receiving the advice of its outside legal counsel and the Ely Financial Advisors, that having regard for all of the terms and conditions of the Acquisition Proposal, including all financial, legal, regulatory and other aspects of such proposal and the person making such proposal, such Acquisition Proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Ely Shareholders from a financial point of view than the transactions contemplated by this Agreement, after taking into account any amendment to the terms of this Agreement and the Plan of Arrangement proposed by Gold Royalty pursuant to Section 7.3;

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“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect as and as they may be promulgated or amended from time to time;

“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act;

“Taxes” means (a) any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments or advance payments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income, gains or profits taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment or payroll taxes, employment insurance, disability taxes, social insurance taxes, social security contributions, sales and use taxes, consumption taxes, customs taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, Canada and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not, and (b) any liability for the payment of any amount described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any tax sharing or tax allocation agreement, arrangement or understanding, or as a result of being liable for another person’s taxes by contract or otherwise;

“Termination Fee” has the meaning ascribed thereto in Section 7.4.3;

“Termination Fee Event” has the meaning ascribed thereto in Section 7.4.4;

“TSXV” means the TSX Venture Exchange;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934 as the same has been and hereinafter from time to time may be amended and the rules and regulations promulgated thereunder;

“U.S. Investment Company Act” means the United States Investment Company Act of 1940 as the same has been and hereinafter from time to time may be amended and the rules and regulations promulgated thereunder;

“U.S. Securities Act” means the United States Securities Act of 1933 as the same has been and hereinafter from time to time may be amended and the rules and regulations promulgated thereunder;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Treasury Regulations” means the income tax regulations promulgated under the Code, as such regulations may be amended from time to time; and

“Voting Agreements” means the voting and support agreements (including all amendments thereto) between Gold Royalty and the Locked-Up Shareholders.

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1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Statutory References

Any reference in this Agreement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.7	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature in required to be made shall be made in a manner consistent with IFRS consistently applied.

1.8	Knowledge

In this Agreement: (a) references to “the knowledge of ELY” mean the knowledge of Clarence Wasser (President, Chief Executive Officer and a director of Ely), Gerald Baughman (President of Nevada Select Royalties, Inc.), Xavier Wenzel (Chief Financial Officer of Ely) and Stephen Kenwood (Corporate Secretary of Ely), after due inquiry; and (b) references to “the knowledge of Gold Royalty” means the knowledge of David Garofalo (President, Chief Executive Officer and a director of Gold Royalty) and Josephine Man (Chief Financial Officer of Gold Royalty), after due inquiry.

1.9	Disclosure Letters

The Ely Disclosure Letter and the Gold Royalty Disclosure Letter and all information contained in the Ely Disclosure Letter and the Gold Royalty Disclosure Letter is confidential information and may not be disclosed unless (i) it is required to be disclosed pursuant to applicable Law, unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes; or (ii) a Party needs to disclose it in order to enforce its rights under this Agreement.

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1.10	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	-	Plan of Arrangement
Schedule B	-	Ely Resolution
Schedule C	-	Key Regulatory Approval
Schedule D	-	Locked-Up Shareholders

ARTICLE 2
THE ARRANGEMENT

2.1	Arrangement

Ely and Gold Royalty agree that the Arrangement shall be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2	Interim Order

Ely shall, as soon as reasonably practicable and in any event in sufficient time to hold the Ely Meeting in accordance with Section 2.4, apply in a manner acceptable to Gold Royalty, acting reasonably, pursuant to subsection 291(2) of the BCBCA and, in cooperation with Gold Royalty, prepare, file and diligently pursue an application to the Court for the Interim Order, which shall provide, among other things:

(a)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Ely Meeting and for the manner in which such notice is to be provided;

(b)	for confirmation of the record date for the Ely Meeting (which date shall be fixed and filed by Ely in consultation with Gold Royalty, acting reasonably);

(c)	that the requisite approval for the Ely Resolution shall be (i) 66% of the votes cast on the Ely Resolution by Ely Shareholders present in person or represented by proxy at the Ely Meeting, with each Ely Share entitling an Ely Shareholder to one vote; and (ii) a simple majority of the votes cast on the Ely Resolution by Ely Shareholders present in person or represented by proxy at the Ely Meeting (excluding Ely Securities held by certain “related parties” and “interested parties” (as such terms are defined in MI 61-101) in accordance with the requirements of MI 61-101);

(d)	that, subject to the discretion of the Court, the Ely Meeting may be held as a virtual-only or hybrid securityholders meeting and that an Ely Securityholder who participates in the Ely Meeting by virtual means will be deemed to be present at the Ely Meeting;

(e)	that, in all other respects, the terms, restrictions and conditions of Ely’s constating documents, including quorum requirements and all other matters, shall apply in respect of the Ely Meeting;

(f)	for the grant of Dissent Rights to the Ely Shareholders who are registered holders of Ely Shares;

(g)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

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(h)	that the Ely Meeting may be adjourned or postponed from time to time by Ely in accordance with this Agreement or as otherwise agreed by the Parties without the need for additional approval of the Court;

(i)	that the record date for Ely Securityholders entitled to receive notice of and vote at the Ely Meeting will not change in respect of any adjourned Ely Meeting unless required by the Court or applicable Laws;

(j)	for the notice requirement with respect to the application to the Court for the Final Order;

(k)	that each Ely Securityholder entitled to Consideration pursuant to the Arrangement will have the right to appear before the Court so long as they enter an appearance within a reasonable time and are in accordance with the procedures set out in the Interim Order;

(l)	that it is the Parties’ intention to rely on the Section 3(a)(10) Exemption with respect to the issuance of Gold Royalty Shares to Ely Shareholders in exchange for their Ely Shares pursuant to the Arrangement, subject to and conditioned on the Court’s determination that the Arrangement is substantively and procedurally fair to Ely Shareholders, Ely Warrantholders and Ely Optionholders, as the case may be, and based on the Court’s approval of the Arrangement; and

(m)	for such other matters as Gold Royalty may reasonably require subject to obtaining the prior written consent of Ely, such consent not to be unreasonably withheld or delayed.

2.3	U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all Gold Royalty Shares to be issued to Ely Shareholders in exchange for their Ely Shares pursuant to the Plan of Arrangement will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act (the “Section 3(a)(10) Exemption”). In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the procedural and substantive fairness of the terms and conditions of the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to approve the procedural and substantive fairness of the terms and conditions of the Arrangement;

(c)	the Court will be required to satisfy itself as to the procedural and substantive fairness of the terms and conditions of the Arrangement to the Ely Shareholders and Ely Optionholders;

(d)	Ely will ensure that each Ely Shareholder and Ely Optionholder will be given adequate notice advising them of their right to attend the hearing of the Court to approve the procedural and substantive fairness of the terms and conditions of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e)	the Ely Shareholders and the Ely Optionholders will be advised that the Gold Royalty Shares issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Gold Royalty in reliance on the Section 3(a)(10) Exemption;

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(f)	the Interim Order will specify that each Ely Shareholder and Ely Optionholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time in accordance with the procedures set out in the Interim Order and in accordance with the requirements of the Section 3(a)(10) Exemption;

(g)	the Court will hold a hearing before approving the procedural and substantive fairness of the terms and conditions of the Arrangement;

(h)	the Final Order will expressly state that the Arrangement is approved by the Court as being procedurally and substantively fair to the Ely Shareholders and Ely Optionholders, and the Parties will use commercially reasonable efforts to cause the Final Order to state that it serves as a basis of a claim to the Section 3(a)(10) Exemption from the registration requirements otherwise imposed by the U.S. Securities Laws regarding the distribution of securities pursuant to the Arrangement; and

(i)	Ely shall request that the Final Order shall include a statement to substantially the following effect: “This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of Gold Royalty, pursuant to the Plan of Arrangement.”

2.4	Ely Meeting

(a)	Subject to the terms of this Agreement, Ely shall convene and conduct the Ely Meeting in accordance with the Interim Order, Ely’s notice of articles and articles and applicable Law as soon as reasonably practicable, and in any event on or before August 20, 2021 (the “Meeting Deadline”) (and, in that regard, Ely shall abridge, as necessary, any time periods that may be abridged under NI 54-101). Except as required by applicable Law, or with the prior written consent of Gold Royalty, which shall not be unreasonably withheld or delayed, the Ely Resolution shall be the only matter of business transacted at the Ely Meeting.

(b)	Subject to the terms of this Agreement, Ely shall use its commercially reasonable efforts to solicit proxies in favour of the approval of the Ely Resolution and take all other action necessary or desirable to secure the approval of the Ely Resolution and all other matters to be brought before the Ely Meeting intended to facilitate and complete the transactions contemplated by this Agreement, including, if so requested by Gold Royalty, using proxy solicitation services. Gold Royalty shall bear all costs of any such proxy solicitation services requested by Gold Royalty.

(c)	Ely shall give notice to Gold Royalty of the Ely Meeting and allow Gold Royalty’s representatives and legal counsel to attend the Ely Meeting (including by virtual means).

(d)	Ely shall advise Gold Royalty as Gold Royalty may reasonably request from time to time after the date hereof (and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Ely Meeting) as to the aggregate tally of the proxies received by Ely in respect of the Ely Resolution and any other matters properly brought before the Ely Meeting.

(e)	Ely will promptly advise Gold Royalty of any communication (orally or in writing) from any Ely Shareholder in opposition to the Arrangement.

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(f)	Ely will promptly advise Gold Royalty of any written notice of dissent or purported exercise by any Ely Shareholder of Dissent Rights received by Ely in relation to the Ely Resolution and any withdrawal of Dissent Rights received by Ely and, subject to applicable Law, any written communications sent by or on behalf of Ely to any Ely Shareholder who is exercising or purporting to exercise Dissent Rights in relation to the Ely Resolution.

(g)	Ely shall, upon the reasonable request from time to time by Gold Royalty, deliver to Gold Royalty (i) basic lists of all registered Ely Shareholders, Ely Optionholders and Ely Warrantholders and other security holders of Ely, showing the name and address of each holder and the number of Ely Shares, Ely Options and Ely Warrants or other securities of Ely held by each such holder, all as shown on the records of Ely or its transfer agent, as of the most recent practicable date and a list of participants in book-based clearing systems, nominee-registered Ely Shareholders, Ely Warrantholders or other securities of Ely and non-registered beneficial owner lists that are available to Ely (provided that any such list may only be used in the manner prescribed in section 7.1 of NI 54-101 or otherwise as prescribed by applicable Law), and securities positions; and (ii) from time to time, at the request of Gold Royalty, updated or supplemental lists setting out any changes from the list(s) referred to in clause (i) of this Section 2.4(g).

(h)	Ely shall not, except as required for quorum purposes, as required by Law or as otherwise permitted under this Agreement, adjourn, postpone or cancel (or propose for adjournment, postponement or cancellation), or fail to call, the Ely Meeting without Gold Royalty’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, other than in accordance with Section 7.3.3.

(i)	Ely shall promptly advise Gold Royalty of any communication (written or oral) received by Ely from the TSXV or any of the Securities Authorities or any other Governmental Entity in connection with the Ely Meeting.

2.5	Ely Circular

(a)	Subject to Gold Royalty complying with Section 2.5(c), Ely shall prepare the Ely Circular in compliance with all applicable Laws and file, on a timely basis, and in any event prior to the close of business on the Mailing Deadline, the Ely Circular with respect to the Ely Meeting in all jurisdictions where the same is required to be filed and mail the same as required by the Interim Order and in accordance with all applicable Laws in all jurisdictions where the same is required to be mailed. If necessary, Ely shall, in consultation with Gold Royalty, abridge the timing contemplated by NI 54-101, as provided in section 2.20 thereof (provided, however, that for greater certainty, the foregoing obligation shall not extend to the making of an application for a waiver or exemption from the requirements of NI 54-101).

(b)	Ely shall ensure that the Ely Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Ely Circular shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information relating to and provided by Gold Royalty for inclusion in the Ely Circular) and shall provide Ely Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Ely Meeting. Subject to Section 7.2, the Ely Circular shall include (a) the Ely Board Recommendation and a statement that each director and senior officer of Ely intends to vote all of their Ely Shares (including any Ely Shares issued upon the exercise of any Ely Options) and, as may be applicable, any other Ely Securities in favour of the Ely Resolution and any other resolution presented at the Ely Meeting required to give effect to the Arrangement, and (b) a summary and copies of the Ely Fairness Opinion. The content of the Ely Circular shall comply with the terms of this Agreement.

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(c)	Gold Royalty shall furnish to Ely such information regarding Gold Royalty as required by Law for inclusion in the Ely Circular, including the applicable information and financial statements as would be required in a long form prospectus filed by Gold Royalty. Gold Royalty will furnish such information to Ely in a timely manner such that Ely will have such information reasonably in advance of the Mailing Deadline to enable it to comply with its obligations under Section 2.5(a). Gold Royalty will ensure that no such information will include any untrue statement of a material fact or omit to state a material fact required to be stated in the Ely Circular in order to make any information so furnished or any information concerning Gold Royalty, as the case may be, not misleading in light of the circumstances in which it is disclosed.

(d)	Gold Royalty shall use commercially reasonable efforts to obtain any necessary consents from its auditor and any other advisors to the use of any financial, technical or other expert information required to be included in the Ely Circular and to the identification in the Ely Circular of each such advisor.

(e)	Gold Royalty and its legal counsel shall be given a reasonable opportunity to review and comment on the Ely Circular, prior to the Ely Circular being printed, mailed to Ely Securityholders and filed with the Securities Authorities, and reasonable consideration shall be given to any comments made by Gold Royalty and its counsel, provided that all information relating solely to Gold Royalty included in the Ely Circular, and any information describing the terms and conditions of this Agreement, the Voting Agreements or the Plan of Arrangement, shall be in form and content satisfactory to Gold Royalty, acting reasonably. Gold Royalty and its legal counsel shall provide any comments with respect to the Ely Circular in a reasonably timely manner. Ely shall provide Gold Royalty with a final copy of the Ely Circular prior to its mailing to the Ely Securityholders.

(f)	Each of the Parties shall each promptly notify the other if at any time before the Effective Date it becomes aware (in the case of Gold Royalty, only in respect of information relating to Gold Royalty) that the Ely Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Ely Circular, and the Parties shall cooperate in the preparation of any amendment or supplement to the Ely Circular, as required or appropriate, and Ely shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Ely Circular to Ely Securityholders and, if required by the Court or applicable Laws, file the same with the Securities Authorities and as otherwise required.

(g)	Ely shall promptly advise Gold Royalty of any communication (written or oral) received by Ely from the TSXV, any of the Securities Authorities or any other Governmental Entity in connection with the Ely Circular.

2.6	Final Order

If:

(a)	the Interim Order is obtained;

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(b)	the Ely Resolution is passed at the Ely Meeting by Ely Shareholders, as provided for in the Interim Order and as required by applicable Law; and

(c)	the Key Regulatory Approvals are obtained,

Ely shall as soon as reasonably practicable thereafter and in any event within three (3) Business Days thereafter take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to subsection 291(4) of the BCBCA.

2.7	Court Proceedings

Subject to the terms of this Agreement, Gold Royalty will cooperate with, assist and consent to Ely seeking the Interim Order and the Final Order, including by providing Ely on a timely basis any information required to be supplied by Gold Royalty as required by Law or reasonably requested by Ely in connection therewith. Ely shall provide Gold Royalty and its legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Ely will also provide Gold Royalty and its legal counsel, on a timely basis, with copies of any notice of appearance or notice of intent to oppose and any evidence served on Ely or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom. Subject to applicable Law, Ely will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except with Gold Royalty’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require Gold Royalty to agree or consent to any increase in Consideration or other modification or amendment to such filed or served materials that expands or increases Gold Royalty’s obligations set forth in any such filed or served materials or under this Agreement. In addition, Ely will not object to legal counsel to Gold Royalty making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate; provided, that Ely is advised of the nature of any submissions prior to such hearing and such submissions are consistent with this Agreement and the Plan of Arrangement. Ely will also oppose any appearance, proposal or motion from any third party on the hearing of the motion for the Interim Order and the application for the Final Order which is inconsistent with this Agreement or the Plan of Arrangement. If at any time after the issuance of the Final Order and prior to the Effective Date, Ely is required by the terms of the Final Order or by Law to return to the Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, Gold Royalty.

2.8	Effect of the Arrangement and Effective Date

Subject to the satisfaction or, where not prohibited and subject to applicable Law, the waiver of the conditions set forth in Article 6 hereof by the applicable Party for whose benefit such conditions exist (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date by the applicable Party for whose benefit such conditions exist), upon the Ely Resolution having been approved and adopted by the Ely Shareholders at the Ely Meeting in accordance with the Interim Order and Ely obtaining the Final Order, the Arrangement shall be effective at the Effective Time on the Effective Date. From and after the Effective Time, the Plan of Arrangement shall have effect as provided by applicable Law, including the BCBCA. The closing of the transactions contemplated hereby shall take place at the offices of Sangra Moller LLP in Vancouver, or at such other location as may be agreed upon by the Parties.

2.9	Payment of Consideration

Gold Royalty shall, following receipt of the Final Order and no later than one (1) Business Day prior to the Effective Time, ensure that the Depositary has been provided with sufficient cash and/or Gold Royalty Shares, in escrow, to pay the aggregate Consideration to be paid to the Ely Shareholders pursuant to the Arrangement. For greater certainty, Gold Royalty shall not be required pursuant to this Section 2.9 to provide or deposit in escrow with the Depositary prior to the Effective Date any cash and/or Gold Royalty Shares as Consideration for the Ely Shares held by Ely Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection.

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2.10	Treatment of Stock Options

The Parties acknowledge and agree that:

(a)	the outstanding Ely Options under the Ely Stock Option Plan shall be treated in accordance with the provisions of the Plan of Arrangement; and

(b)	Ely will file, and Gold Royalty will cause Ely to file, after the Effective Date and in a timely fashion, an election under subsection 110(1.1) of the Tax Act, in prescribed form, that neither Ely nor a person not dealing at arm’s length with Ely will deduct in computing its income for a taxation year any amount in respect of the exercise or surrender of any Ely Options pursuant to the Plan of Arrangement with respect to holders of such Ely Options that are not non-residents of Canada for the purposes of the Tax Act and, where such an election is made, Ely will, and Gold Royalty will cause Ely to, provide such holders with evidence in writing that such an election was made.

2.11	Preparation of Key Regulatory Approval Filings

As soon as reasonably practicable after the date of this Agreement, Gold Royalty and Ely shall cooperate in the preparation of any application for the Key Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by either of the Parties to be necessary to discharge its respective obligations or otherwise advisable under applicable Laws in connection with this Agreement or the Plan of Arrangement.

2.12	Announcement and Shareholder Communications

Ely and Gold Royalty shall jointly publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by the Parties, the text and timing of such announcement to be approved by Ely and Gold Royalty in advance, acting reasonably. Gold Royalty and Ely agree to cooperate in the preparation of presentations, if any, to Ely Securityholders regarding the Plan of Arrangement, and no Party shall:

(a)	issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed); or

(b)	make any filing with any Governmental Entity with respect thereto without prior consultation with the other Parties;

provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws, provided that the Party making such disclosure shall, where permitted by applicable Law, use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

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2.13	Withholding Taxes

Ely, Gold Royalty and the Depositary (in this section, the “payor”), shall each be entitled to deduct and withhold from any Consideration or other amount payable (whether in cash or in kind) or otherwise deliverable to any holder or former holder of Ely Securities such amounts as the payor may be required to deduct and withhold therefrom under any applicable Law in respect of Taxes. To the extent that any amounts are so deducted, withheld and remitted to the appropriate Governmental Entity when required by Law, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid. To the extent that the amount required to be deducted or withheld from any payment to any holder or former holder of Ely Shares exceeds the cash component, if any, of the Consideration otherwise payable to such holder, Gold Royalty, Ely or the Depositary, as applicable, may sell or otherwise dispose of such portion of the Consideration or other amount otherwise payable to such holder or former holder in the form of Gold Royalty Shares as is necessary to provide sufficient funds to enable the payor to comply with such deduction and/or withholding requirements.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF ELY

3.1	Representations and Warranties

Ely hereby represents and warrants to and in favour of Gold Royalty as follows, except to the extent that such representations and warranties are specifically qualified by the Ely Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made), and acknowledges that Gold Royalty is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Board Recommendation. The Ely Board, after consultation with its financial and legal counsel, has determined unanimously that the Plan of Arrangement is fair to the Ely Shareholders and is in the best interests of Ely and has resolved unanimously to recommend to the Ely Shareholders that they vote in favour of the Ely Resolution (the “Ely Board Recommendation”).

(b)	Fairness Opinion. The Ely Board has received an oral opinion of Clarus Securities Inc., which opinion has not been modified, amended, qualified or withdrawn, to the effect that, as of the date of such opinion, and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received pursuant to the Plan of Arrangement by the Ely Shareholders (other than Gold Royalty and its affiliates) is fair, from a financial point of view, to such Ely Shareholders (the “Ely Fairness Opinion”).

(c)	Organization and Qualification. Ely and each of its subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. Ely and each of its subsidiaries is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties and assets owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have an Ely Material Adverse Effect.

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(d)	Authority Relative to this Agreement. Ely has the requisite corporate power and capacity to enter into this Agreement and (subject to obtaining the Interim Order, the Final Order and approval of the Ely Shareholders of the Ely Resolution) to perform its obligations hereunder. The execution and delivery of this Agreement by Ely and the performance by Ely of its obligations under this Agreement have been duly authorized by the Ely Board and no other corporate proceedings on the part of Ely are necessary to authorize the execution and delivery of this Agreement or the performance by Ely of its obligations under this Agreement or the Arrangement pursuant to the Plan of Arrangement, other than the Interim Order, the Final Order, approval of the Ely Board of the Ely Circular and approval of the Ely Resolution by Ely Shareholders. This Agreement has been duly executed and delivered by Ely and constitutes a legal, valid and binding obligation of Ely, enforceable against Ely in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, may be granted only in the discretion of a court of competent jurisdiction.

(e)	No Violation. None of the execution and delivery of this Agreement by Ely, the performance by Ely of its obligations hereunder or the completion of the Arrangement pursuant to the Plan of Arrangement, or compliance by Ely or any of its subsidiaries with any of the provisions hereof will:

(i)	violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of Ely or any of its subsidiaries, or result in any material restriction, hindrance, impairment or limitation on the ability of Ely or any of its subsidiaries to conduct their business as and where it is now being conducted or cause any payment or other obligation to be imposed on Ely or any of its subsidiaries under any of the terms, conditions or provisions of:

(A)	their respective notice of articles, articles or other comparable constating documents; or

(B)	any note, bond, mortgage, indenture, loan agreement, deed of trust or other Contract to which Ely or any of its subsidiaries is a party;

(ii)	subject to obtaining the Key Regulatory Approvals:

(A)	result (with or without notice or the passage of time) in a violation or breach of, or constitute a default under, any provisions of any Law applicable to Ely or any of its subsidiaries or any of their respective properties or assets; or

(B)	cause the suspension or revocation of any Permit currently in effect in respect of Ely or any of its subsidiaries;

(iii)	give rise to any rights of first refusal or trigger any change in control provisions or any restrictions or limitation under any note, bond, mortgage, indenture, loan agreement or deed of trust or other Contract to which Ely or any of its subsidiaries is a party or under any Permit held by Ely or any of its subsidiaries; or

(iv)	result in the imposition of any Lien upon any property or assets of Ely or any of its subsidiaries,except, in the case of Sections 3.1(e)(i) through 3.1(e)(iv) and other than paragraph 3.1(e)(i)(A) for such violations, conflicts, breaches, defaults, terminations, accelerations, rights of first refusal, change in control provisions, restrictions, limitations or Liens, or any consents, approvals or notices (expressly excluding the Key Regulatory Approvals), which if not given or received, would not, individually or in the aggregate, result in an Ely Material Adverse Effect.

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(f)	Capitalization. The authorized share capital of Ely consists of an unlimited number of Ely Shares. As of the close of business on June 18, 2021, there are issued and outstanding 162,471,799 Ely Shares. In addition, as of the close of business on June 18, 2021, an aggregate of 8,155,000 Ely Shares are issuable upon the exercise of Ely Options and 31,023,576 Ely Shares are issuable upon the exercise of Ely Warrants. Except as disclosed above, there are no options, warrants, conversion privileges or other rights, /agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Ely of any securities of Ely (including Ely Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Ely (including Ely Shares) or any of its subsidiaries. All outstanding Ely Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Ely Shares issuable upon the exercise of the Ely Options or Ely Warrants in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable. Schedule 3.1(f) to the Ely Disclosure Letter sets forth, as of the date hereof, the holders of all Ely Options and Ely Warrants and the number, exercise prices, and expiration dates of each grant to such holders. There are no securities of Ely or of any of its subsidiaries outstanding which have the right to vote generally (or, other than the Ely Options and Ely Warrants, are convertible into, or exchangeable or exercisable for, or may vest into, securities having the right to vote generally) with the Ely Shareholders on any matter. There are no outstanding contractual or other obligations of Ely to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of Ely or any of its subsidiaries having the right to vote with the Ely Shareholders on any matters.

(g)	Shareholder and Similar Agreements. Neither Ely nor any of its subsidiaries is subject to, or affected by any unanimous shareholders’ agreement or is party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of Ely or any of its subsidiaries.

(h)	Reporting Status and Securities Laws Matters. Ely is a “reporting issuer” and is not on the list of reporting issuers in default under applicable Canadian provincial Securities Laws, in the provinces of British Columbia, Alberta and Ontario. No delisting, suspension of trading in or cease trading order with respect to any securities of Ely and, to the knowledge of Ely, no inquiry or investigation (formal or informal) of Ely or the Ely Public Disclosure Record by any Securities Authority or the SEC, is in effect or ongoing or, to the knowledge of Ely, threatened or expected to be implemented or undertaken. The Ely Shares are listed and posted for trading on the TSXV. Ely is in compliance with applicable requirements of the TSXV, except where non-compliance would not result in an Ely Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Arrangement.

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(i)	Ownership of Subsidiaries. Other than as set forth in Schedule 3.1(i) of the Ely Disclosure Letter, Ely does not have any subsidiaries as of the date hereof. All of the issued and outstanding shares of capital stock and other ownership interests in each of its subsidiaries are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests are legally and beneficially owned, directly or indirectly, by Ely free and clear of all Liens and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into, or exchangeable or exercisable for, any such shares of capital stock or other ownership interests in or material assets or properties of any of Ely’s subsidiaries. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any of its subsidiaries to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into, or exchangeable or exercisable for, any shares of its share capital or other ownership interests. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any of its subsidiaries.

(j)	Key Regulatory Approvals. Other than the Key Regulatory Approvals listed in Schedule C, any approvals required by the Interim Order or Final Order and any filings with the Securities Authorities and the TSXV, there are no approvals required from, or notices required to be given to, any Governmental Entity which would prevent or materially delay consummation by Ely of the transactions contemplated by this Agreement and the Arrangement.

(k)	Consents. There are no consents or waivers required from any party under any Ely Material Contract to which Ely or any of its subsidiaries are a party in connection with the completion of the transactions contemplated by this Agreement and the Arrangement.

(l)	Public Filings. Ely has filed all documents in the Ely Public Disclosure Record required to be filed by it in accordance with applicable Securities Laws and the requirements of the TSXV. All such documents and information comprising the Ely Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto), (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; and (ii) complied in all material respects with the requirements of applicable Securities Laws and the applicable policies of the TSXV relating to continuous disclosure requirements. Ely has not filed any confidential material change report with any Securities Authorities that at the date of this Agreement, remains confidential. Since January 1, 2018, there has been no change in a material fact or a material change (as those terms are defined under the Securities Act) in relation to Ely, except for (A) changes in material facts or material changes that are reflected in a document included in the Ely Public Disclosure Record, and (B) this Agreement and the transactions contemplated hereby.

(m)	Ely Financial Statements.

(i)	Ely’s audited financial statements as at and for the financial years ended December 31, 2020 and December 31, 2019 (including the notes thereto and the report of the auditors thereon) and Ely’s interim financial statements as at and for the three month period ended March 31, 2021 (including the notes thereto) (collectively, the “Ely Financial Statements”) were prepared in accordance with IFRS consistently applied and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of Ely and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments) and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of Ely and its subsidiaries on a consolidated basis. There has been no material change in Ely’s accounting policies since December 31, 2020, except as disclosed in the Ely Public Disclosure Record or as required by IFRS.

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(ii)	The management of Ely has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Ely in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified in such Laws imposed by such Governmental Entities. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by Ely in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to Ely’s management, including its chief executive officer and chief financial officer (or persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.

(iii)	Ely maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that: (a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Ely and its subsidiaries; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Ely and its subsidiaries are being made only with authorizations of management and directors of Ely and its subsidiaries, as applicable; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Ely or its subsidiaries that could have a material effect on its financial statements.

(iv)	To the knowledge of Ely: (a) there are no material weaknesses in the design and implementation or maintenance of its internal control over financial reporting of Ely that are reasonably likely to adversely affect the ability of Ely to record, process, summarize and report financial information; and (b) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Ely.

(v)	Since December 31, 2020, neither Ely nor any of its subsidiaries nor, to Ely’s knowledge, any director, officer, employee, auditor, accountant or representative of Ely or any of its subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Ely or any of its subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Ely or any of its subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Ely Board.

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(n)	Books and Records. The financial books, records and accounts of Ely and its subsidiaries, in all material respects: (i) have been maintained, in the case of Ely, in accordance with IFRS, and in the case of its subsidiaries in accordance with generally accepted accounting principles of their respective governing jurisdictions; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Ely and its subsidiaries; and (iii) accurately and fairly reflect the basis for the Ely Financial Statements. The corporate records and minute books for each of Ely and its subsidiaries contain, in all material respects, complete and accurate minutes of all meetings and resolutions of the directors and shareholders of Ely and each of its subsidiaries held and/or passed, as applicable, since their incorporation or amalgamation, as the case may be.

(o)	No Undisclosed Liabilities. Other than as disclosed in the Ely Financial Statements, as incurred in the ordinary course of business since the date of such financial statements or as otherwise would not reasonably be expected to result in an Ely Material Adverse Effect, Ely and its subsidiaries have no outstanding indebtedness or liabilities and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person.

(p)	No Ely Material Adverse Effect. Since December 31, 2020, except as disclosed in the Ely Public Disclosure Record prior to the date of this Agreement, there has been no Ely Material Adverse Effect.

(q)	No Dividend or Distribution. Since December 31, 2020, there has been no dividend or distribution of any kind declared, paid or made by Ely on any Ely Shares.

(r)	Contracts. Schedule 1.1 of the Ely Disclosure Letter includes a complete and accurate list of all Ely Material Contracts. All Ely Material Contracts are in full force and effect, and Ely or its subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. Ely has made available in the Data Room Information true and complete copies of all Ely Material Contracts. All of the Ely Material Contracts are valid and binding obligations of Ely enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. Ely and its subsidiaries have complied in all material respects with all terms of such Ely Material Contracts, have paid all amounts due thereunder, have not waived any rights thereunder and no material default or breach exists in respect thereof on the part of Ely or any of its subsidiaries or, to the knowledge of Ely or any of its subsidiaries, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a material default or breach or trigger a right of termination of any of the Ely Material Contracts. As at the date of this Agreement, neither Ely nor any of its subsidiaries has received written notice that any party to an Ely Material Contract intends to cancel, terminate or otherwise modify or not renew such Ely Material Contract, and to the knowledge of Ely or any of its subsidiaries, no such action has been threatened. Other than as set forth in Schedule 3.1(r) of the Ely Disclosure Letter, neither Ely nor any of its subsidiaries is a party to any Contract that contains any non-competition obligation or otherwise restricts in any material way the business of Ely or any of its subsidiaries.

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(s)	Litigation. Other than as set forth in Schedule 3.1(s) of the Ely Disclosure Letter, there are no Proceedings pending or, to the knowledge of Ely, threatened, affecting Ely or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws, which, if adversely determined, would reasonably be expected to, individually or in the aggregate, result in an Ely Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Arrangement. Neither Ely nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding judgment, order, writ, injunction or decree which, individually or in the aggregate, would reasonably be expected to result in an Ely Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement.

(t)	Taxes. For the purposes of this Section 3.1(s), any references to Ely and/or its subsidiaries, includes any entity that was amalgamated with or liquidated or converted into such entities.

(i)	Ely and each of its subsidiaries has timely filed all material Returns required to be filed by them prior to the date of this Agreement, and all such Returns are complete and correct in all material respects;

(ii)	Ely and each of its subsidiaries has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments of Taxes, and all other Taxes due and payable by them on or before the date of this Agreement, other than those which are not material or which are being or have been contested in good faith and in respect of which reserves have been provided in the Ely Financial Statements;

(iii)	none of Ely or any of its subsidiaries has been notified in writing or has knowledge of any pending audits, examinations, investigations or other proceedings in respect of any material Taxes at any level of government (including federal, provincial, state, regional, municipal or local level);

(iv)	no deficiencies, administrative or judicial litigation, proposed adjustments or matters in controversy exist or have been asserted in writing with respect to Taxes of Ely or any of its subsidiaries which are material, and neither Ely nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes which are material;

(v)	to the knowledge of Ely, no claim has been made by any Governmental Entity in a jurisdiction where Ely and any of its subsidiaries does not file Returns that Ely or any of its subsidiaries is or may be subject to Tax by that jurisdiction;

(vi)	to the knowledge of Ely, there are no material Liens in respect of Taxes (other than in respect of Taxes not yet due and payable) upon any of the assets of Ely or any of its subsidiaries;

(vii)	Ely and each of its subsidiaries has withheld or collected all material amounts required to be withheld or collected by it on account of Taxes of their own or in respect of payments to employees, independent contractors, creditors, shareholders or any other third parties and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so;

(viii)	there are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from Ely or any of its subsidiaries for any taxable period and no request for any such waiver or extension is currently pending;

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(ix)	Ely and each of its subsidiaries has included in the Data Room Information correct and complete copies of all material Returns, and material ancillary documents, for which the applicable statutory periods of limitations have not expired;

(x)	Ely and each of its subsidiaries has duly and timely collected all amounts on account of any sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted in all material respects to the appropriate Governmental Entity any such amounts required by Law to be remitted by it;

(xi)	Ely and each of its subsidiaries carrying on business in Canada is duly registered under subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax and any provincial sales tax equivalent;

(xii)	neither Ely nor any of its subsidiaries have ever, directly or indirectly, transferred any property to, or supplied any services to, or acquired any property or services from a non-resident of Canada (within the meaning of the Tax Act) with whom they were not dealing at arm’s length (within the meaning of the Tax Act) on terms that would differ from those that would have been made between persons dealing at arm’s length for purposes of the Tax Act;

(xiii)	there are no circumstances existing, to the knowledge of Ely, which would result in the application of section 78, sections 80 to 80.04 or section 160 of the Tax Act, or any equivalent provision under provincial Law, to Ely or any of its subsidiaries;

(xiv)	no Ely Security is “taxable Canadian property” (as defined in the Tax Act) of any Ely Securityholder;

(xv)	none of Ely’s United States subsidiaries: (A) has been a member of an “Affiliated Group” (as defined in Section 1504 of the Code) filing a consolidated federal income tax return; or (B) has any liability for the Taxes of any person (other than such subsidiary) under Section 1.1502-6 of the U.S. Treasury Regulations (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise; and

(xvi)	none of the United States subsidiaries of Ely has: (A) participated in a “listed transaction” within the meaning of Section 1.6011-4(b)(2) of the U.S. Treasury Regulations; or (ii) deferred any payroll Taxes under Section 2302 of the Coronavirus Aid, Relief, and Economic Security Act.

(u)	Ely Royalty and Property Rights.

(i)	Each of the Ely Royalty and Property Rights, including in the case of royalty interests, the type and rate of royalty, and a description of each Ely Royalty and Property Right relating thereto is set forth in Schedule 3.1(u)(i) of the Ely Disclosure Letter. Other than as set forth therein, none of Ely nor any of its subsidiaries has, or has any material interest or rights or options to acquire, any material mineral rights and interests (including mining, mineral or exploration concessions, claims, leases, licenses, Permits or other rights to exploit, explore, develop, mine or produce any minerals or any interest therein).

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(ii)	Ely or its subsidiaries have the exclusive right to own each of the Ely Royalty and Property Rights and has good and marketable title to, the Ely Royalty and Property Rights, free and clear of all Liens, other than, in the case only of any Ely Royalty and Property Rights that do not relate to Ely Material Royalty Interests (in this Section, the “Non-Core Royalty Interests”) where it would not reasonably be expected to result, either individually or in the aggregate, in an Ely Material Adverse Effect.

(iii)	Other than pursuant to this Agreement or as set forth in Schedule 3.1(u)(iii) of the Ely Disclosure Letter, there is no agreement, Contract, option, commitment or other right in favour of, or held by, any person to acquire all or any part of the Ely Royalty and Property Rights including any buyback rights, rights of first refusal or rights of first offer held by any counterparties to any Contract underlying the Ely Royalty and Property Rights.

(iv)	Other than pursuant to this Agreement, none of the Ely Royalty and Property Rights or any Contract relating thereto prohibits or restricts Ely from entering into this Agreement or completing the Arrangement and the entering into of this Agreement or the completion of the transactions contemplated herein will not give rise to any rights of first refusal or trigger any change in control provisions or any restrictions or limitations thereunder.

(v)	None of Ely or any of its subsidiaries is in breach of the term of any Contract relating to any of the Ely Royalty and Property Rights and, to the knowledge of Ely, no other party to any Contract relating to the Ely Royalty and Property Rights is in breach of the terms of any such Contract.

(vi)	Each Contract relating to the Ely Royalty and Property Rights is in good standing and in full force and effect, enforceable against the parties thereto in accordance with its terms and none of Ely or any of its subsidiaries has received any notice of any default, breach or termination of any Contract relating to the Ely Royalty and Property Rights or of any fact or circumstance that will, or is likely to, result in such a default, breach or termination.

(vii)	Each of the Ely Royalty and Property Rights has been registered or recorded on title against the assets or properties to which it relates other than, in the case only of the Non-Core Royalty Interests, where a failure to register such Ely Royalty and Property Rights would not reasonably be expected to result, either individually or in the aggregate, in an Ely Material Adverse Effect.

(v)	Title to Properties. Ely and its subsidiaries have good and valid title to all material properties and assets reflected in the Ely Financial Statements (or acquired after the date thereof) or described in the annual information form of Ely for the year ended December 31, 2019 or Ely’s management’s discussion and analysis for the year ended December 31, 2020 (including the “Key Assets” referenced in such management’s discussion and analysis) or valid leasehold interests in all material properties and assets not reflected in such financial statements, annual information form or management’s discussion and analysis but used by Ely or its subsidiaries, free and clear of any material title defects or Liens, except as set forth in Schedule 3.1(v) of the Ely Disclosure Letter or where such defects or Liens do not adversely interfere with the use of such properties and assets for the purposes for which they are now utilized.

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(w)	Technical Reports.

(i)	The Jerritt Canyon Property, the Fenelon Property and the REN Property (each as defined in Ely’s annual information form for the year ended December 31, 2019) are the only material properties of Ely for the purposes of NI 43-101.

(ii)	To the knowledge of Ely, each of the following technical reports:

(A)	the report on the Jerritt Canyon Gold Mine, Elko County, Nevada, USA, prepared for First Majestic Silver Corp. by SLR Consulting (Canada) Ltd., with an effective date of December 31, 2020;

(B)	the report authored by Joseph Kantor and Christopher J. Wyatt, entitled “NI 43-101 Technical Report on the REN Property, Elko County, Nevada, USA”, with an effective date of December 2, 2020; and

(C)	the report authored by Gustavo Durieux, Claude Savard, Christine Beausoleil and Alan Carrier, entitled “NI 43-101 Technical Report for the Detour-Fenelon Gold Trend Property, Quebec, Canada”, with an effective date of March 18, 2021,

(collectively, the “Ely Technical Reports”), at the respective time of filing thereof complied in all material respects with the requirements of NI 43-101, were prepared in accordance with accepted mining, engineering, geoscience and other applicable industry standards and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

(iii)	In the case of the Ely Technical Report on the REN Property, Ely or its corporate predecessors made available to the authors of the Ely Technical Report, prior to the issuance thereof, for the purpose of preparing such report, all information requested by them, and none of such information contained any misrepresentation at the time such information was so provided. All of the material assumptions underlying the resource estimates in the Ely Technical Reports are reasonable and appropriate.

(iv)	There has been no change, to Ely’s knowledge, in mineral resources, mineral reserves or economic analysis from the Ely Technical Reports that constitutes a material change, in relation to Ely or that otherwise would require the filing of a new technical report under NI 43-101.

(x)	Health and Safety.

(i)	Neither Ely nor any of its subsidiaries has received any demand or notice with respect to a material breach of any applicable health and safety Laws.

(ii)	To the knowledge of Ely, there are no claims, investigations or inquiries pending against Ely or any of its subsidiaries (or naming Ely or any of its subsidiaries as a potentially responsible party) based on material non-compliance with any applicable health and safety Laws.

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(y)	Expropriation. No written notice or proceeding in respect of the taking, condemnation or expropriation by any Governmental Entity of any material part of the property or assets of Ely or any of its subsidiaries, including the Ely Royalty and Property Rights has been given or commenced, nor, to the knowledge of Ely, is any such proceeding or notice threatened.

(z)	Permits. Ely and each of its subsidiaries has obtained, and is in compliance with, all Permits required by applicable Laws or necessary to conduct its current business as is now being conducted, other than where non-compliance would not result in an Ely Material Adverse Effect. To the knowledge of Ely, there are no facts, events or circumstances that would reasonably be expected to result in a revocation of, or failure to renew in the ordinary course, such Permits as are necessary to conduct Ely’s or any of its subsidiaries’ current business as is now being conducted, except for such revocations or failure to renew which, individually or in the aggregate, would not result in an Ely Material Adverse Effect.

(aa)	Environmental Matters. Each of Ely and its subsidiaries and their respective businesses, operations and properties:

(i)	is in compliance in all material respects with all Environmental Laws and all terms and conditions of all Environmental Permits;

(ii)	has not received any order, request or notice from any person alleging a material violation of any Environmental Law;

(iii)	(A) is not a party to any material litigation or administrative proceeding, nor to Ely’s knowledge, is any material litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances,

(B) has no knowledge of any conditions existing currently which could reasonably be expected to subject it to material damages, penalties, injunctive relief or cleanup costs under any Environmental Laws or which require or are likely to require cleanup, removal, remedial action or other material response by it pursuant to applicable Environmental Laws; and

(C) to the knowledge of Ely, is not subject to any material judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a material matter arising under any Environmental Laws; and

(iv)	is not involved in operations and does not know of any facts, circumstances or conditions, including the Release of any Hazardous Substance that would reasonably be expected to result in any material Environmental Liabilities on the part of Ely or any of its subsidiaries.

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(bb)	Employee Benefits.

(i)	Ely and each of its subsidiaries has complied, in all material respects, with the terms of all agreements, health, welfare, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, share appreciation rights, disability, pension or retirement plans and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured which are maintained by or binding upon Ely or any of its subsidiaries or in respect of which Ely or any of its subsidiaries has any actual or potential liability (collectively, the “Ely Benefit Plans”) and with all applicable Laws and collective bargaining agreements relating thereto and neither Ely nor any of its subsidiaries has any material liability under the Ely Benefit Plans.

(ii)	Schedule 3.1(bb) of the Ely Disclosure Letter sets forth a complete and correct list of the Ely Benefit Plans. Current and complete copies of all written Ely Benefit Plans as amended to date have been included in the Data Room Information.

(cc)	Labour and Employment.

(i)	Except for those (i) employment contracts with salaried employees of Ely or any of its subsidiaries, and (ii) contracts with contractors of Ely and any of its subsidiaries identified in Schedule 3.1(cc)(i) of the Ely Disclosure Letter, there are no written or oral contracts of employment entered into with any such employees or contractors. Except as identified in Schedule 3.1(cc)(i) of the Ely Disclosure Letter, no employee, contractor, officer or director of Ely or any of its subsidiaries is party to a change of control, severance, termination, golden parachute or similar agreement or provision or would receive under such agreement or provision as a result of the Arrangement:

(A)	any payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) or increase any benefits otherwise payable;

(B)	any increase in the rate of, or acceleration of the time of payment or vesting of, wages, salaries, commissions, bonuses, incentive compensation or other remuneration, severance entitlement, or benefits otherwise payable; or

(C)	result in the acceleration of the time of payment or vesting of any benefits or entitlements otherwise available pursuant to any Ely Benefit Plan.

(ii)	Neither Ely nor any of its subsidiaries is subject to any collective agreement, either directly or by operation of law, with any trade union or association which may qualify as a trade union. There are no outstanding labour tribunal (administrative or judicial) proceedings of any kind related to any labour or employment obligation under any applicable Laws, including unfair labour practice proceedings or any proceedings which could result in certification of a trade union as bargaining agent for any employees of Ely or any of its subsidiaries. No material claim relating to termination of employment with Ely or its subsidiaries is pending or, to the knowledge of Ely, threatened. To the knowledge of Ely, there are no threatened or apparent union organizing activities involving employees of Ely or any of its subsidiaries nor is Ely or any of its subsidiaries currently negotiating any collective agreement.

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(iii)	No labour strike, lock-out, slowdown or work stoppage is pending against or directly affecting Ely or any of its subsidiaries.

(iv)	All amounts due or accrued for all salary, wages, commissions, bonuses, vacation pay and benefits under the Ely Benefit Plans to the employees and contractors of Ely and its subsidiaries for the period up to December 31, 2020 have either been paid or are accurately reflected in Ely’s financial books and records.

(v)	Neither Ely nor any of its subsidiaries currently sponsors, maintains, contributes to or has any liability under, nor has ever sponsored, maintained, contributed to or incurred any liability under a “registered pension plan” or a “retirement compensation arrangement”, each as defined under the Tax Act, a “pension plan” as defined under applicable pension benefits standards legislation, or any other plan organized and administered to provide pensions for employees or former employees of Ely or any of its subsidiaries.

(vi)	Each of Ely and its subsidiaries is in compliance with all material terms and conditions of employment and all Laws respecting employment, including pay equity, wages, hours of work, overtime, occupational health and safety, workers compensation, human rights and privacy. To the knowledge of Ely, neither Ely nor any of its subsidiaries is subject to any outstanding or pending grievance, complaint, investigation, order, claim of wrongful dismissal, constructive dismissal, unfair labour practice, human rights violation or any other similar dispute relating to employment or termination of employment or relationships with employees, consultants or independent contractors and there is no basis for such grievance, complaint, investigation, order or claim. No event has occurred that, with the notice or lapse of time or both, would constitute a breach, violation or default of such terms and conditions of employment and Laws by Ely or any of its subsidiaries.

(vii)	Ely and its subsidiaries have withheld from each payment made to any of its present or former employees, contractors, officers or directors, or to other persons, all amounts required by Law to be withheld by it on account of income taxes, pension plan contributions, employment insurance premiums, employer health taxes, workers compensation and similar taxes and levies, and has remitted such withheld amounts within the required time to the appropriate Governmental Entity.

(dd)	Compliance with Laws. Ely and its subsidiaries have complied in all material respects with and are not in violation in any material respect of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, result in an Ely Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement.

(ee)	Winding Up. No order has been made, petition presented or meeting convened for the purpose of winding up of Ely or any of its subsidiaries, or for the appointment of any provisional liquidator or in relation to any other process whereby the business is terminated and the assets of Ely or any of its subsidiaries are distributed amongst the creditors, shareholders or other contributors, and there are no proceedings under any applicable insolvency, bankruptcy, reorganization or similar laws in any relevant jurisdiction, and no events have occurred which, under applicable Laws, would be reasonably likely to justify any such cases or proceedings.

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(ff)	Administration and Receivership. To the knowledge of Ely, no person has taken any step, legal proceeding or other procedure with a view to the appointment of an administrator, whether out of court or otherwise, in relation to Ely or any of its subsidiaries, and no receiver (including any administrative receiver) has been appointed in respect of the whole or any part of any of the property, assets or undertaking of Ely or any of its subsidiaries nor has any such order been made (including, in any relevant jurisdiction, any other order by which, during the period it is in force, the affairs, business and assets of the company concerned are managed by a person appointed by any Governmental Entity).

(gg)	Voluntary Arrangement, Etc. Neither Ely nor any of its subsidiaries has made any voluntary arrangement with any of its creditors or is insolvent or unable to pay its debts as they fall due.

(hh)	Related Party Transactions. Other than as set forth in Schedule 3.1(hh) of the Ely Disclosure Letter, and other than the Ely Loan Agreement, there are no Contracts or other transactions currently in place between Ely or any of its subsidiaries, on the one hand, and, on the other hand: (i) any Ely Shareholder of record or, to the knowledge of Ely, beneficial owner of five percent (5%) or more of the Ely Shares; (ii) any officer or director of Ely or any of its subsidiaries; or (iii) to the knowledge of Ely, any affiliate or associate of any such, officer, director, Ely Shareholder of record or beneficial owner.

(ii)	Registration Rights. No Ely Shareholder has any right to compel Ely to register or otherwise qualify the Ely Shares (or any of them) for public sale or distribution.

(jj)	Restrictions on Business Activities. There is no arbitral award, judgment, injunction, order or decree binding upon Ely or any of its subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing in any material respect (i) any business practice, (ii) any acquisition or disposition of property, or (iii) the conduct of the business, as currently conducted.

(kk)	Shareholder Rights Plan. There is no shareholder rights plan, “poison pill”, anti- takeover plan, or similar arrangement in effect to which Ely or any of its subsidiaries is subject, party to or otherwise bound.

(ll)	Brokers. No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Ely, other than the Ely Financial Advisors, the fees and expenses of which are as set forth in their engagement letters (true and complete copies of which have been provided to Gold Royalty).

(mm)	Insurance. Ely and its subsidiaries have in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All such policies of insurance as are listed in Schedule 3.1(mm) of the Ely Disclosure Letter. All insurance maintained by or in respect of Ely or any of its subsidiaries is in full force and effect and in good standing and Ely will use reasonable commercial efforts to keep them in full force and effect or renew them as appropriate through the Effective Date. Neither Ely nor any of its subsidiaries is in default, whether as to payment of premium or otherwise, under the terms of any such insurance nor has Ely or any of its subsidiaries failed to give any notice or present any material claim under any such insurance in a due and timely fashion or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of Ely or any of its subsidiaries or not to renew any policy of insurance on its expiry or to increase any deductible or cost.

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(nn)	Data Room. All Data Room Information provided by Ely to Gold Royalty was accurate and complete in all material respects as at its respective date as stated therein, or, if any Data Room Information is undated, as of the date of its delivery to the Data Room Information website. Additionally, all information provided to Gold Royalty in relation to Gold Royalty’s due diligence requests, including information not provided in the Data Room Information, is accurate and complete in all material respects as at its respective date as stated therein. There has been no change to the Data Room Information or any other information provided to Gold Royalty since the date posted to the Data Room Information website or provided to Gold Royalty, as the case may be, that is material to Ely, except as has been disclosed in the Ely Public Disclosure Record or in a more recently posted document in the Data Room Information or other information provided to Gold Royalty.

(oo)	Corrupt Practices Legislation.

(i)	Neither Ely nor any of its subsidiaries, nor, to Ely’s knowledge, any of their respective directors, officers, agents, employees, consultants or other persons acting on behalf of Ely or any of its subsidiaries has offered or given, and Ely is not aware of or does not have any knowledge of any person that has offered or given on its behalf, anything of value to any official of a Governmental Entity, any political party or official thereof or any candidate for political office, any customer or member of any Governmental Entity, or any other person, in any such case while knowing or having reason to know that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, for the purpose of any of the following:

(A)	influencing any action or decision of such person, in such person’s official capacity, including a decision to fail to perform such person’s official function in order to obtain or retain an advantage for Ely or any of its subsidiaries in the course of business;

(B)	inducing such person to use such person’s influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist Ely or any of its subsidiaries in obtaining or retaining business for, with, or directing business to, any person or otherwise to obtain or retain an advantage in the course of business; or

(C)	where such payment would constitute a bribe, rebate, payoff, influence payment, kickback or illegal or improper payment to assist Ely or the subsidiary in obtaining or retaining business for, with, or directing business to, any person.

(ii)	There have been no actions taken by Ely, any of its subsidiaries or, to the knowledge of Ely, by any persons on behalf of Ely or any of its subsidiaries, that would cause Ely or its subsidiaries or such persons to be in violation of the Corruption of Foreign Public Officials Act (Canada) or the Foreign Corrupt Practices Act of 1977 (United States) (collectively, the “Corruption Acts”) or any similar legislation in any jurisdiction in which Ely or any of its subsidiaries conduct their business and to which Ely or any of its subsidiaries may be subject.

(iii)	The financial records of Ely and its subsidiaries have at all times been maintained in compliance with the Corruption Acts.

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(iv)	There are no proceedings or investigations under the Corruption Acts or any similar legislation in any jurisdiction in which Ely and its subsidiaries conduct their business pending against Ely or any of its subsidiaries, nor any of their respective directors, officers, agents, employees, consultants or other persons acting on behalf of Ely or any of its subsidiaries, or to the knowledge of Ely, threatened against or affecting, Ely or any of its subsidiaries or any of their respective directors, officers, agents, employees, consultants or other persons acting on behalf of Ely or any of its subsidiaries.

(pp)	Anti-Money Laundering. The operations of Ely and its subsidiaries are in material compliance with the financial record-keeping and reporting requirements of the anti-money laundering and anti-terrorism statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entities, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (collectively, the “Money Laundering Laws”) to which Ely or the subsidiary is subject and no action, suit, proceeding, investigation or notice by, before or from any Governmental Entity involving Ely or any of its subsidiaries with respect to such Money Laundering Laws is pending.

(qq)	NGOs and Community Groups. No material dispute between Ely or any of its subsidiaries and any non-governmental organization, community, community group, aboriginal or indigenous peoples or aboriginal or indigenous group exists or, to the knowledge of Ely, is threatened with respect to any of Ely’s or any of its subsidiaries’ properties or operations. Ely has provided Gold Royalty and Gold Royalty’s representatives with full and complete access to all material correspondence received by Ely, its subsidiaries or their representatives from any non-governmental organization, community, community group, aboriginal or indigenous peoples or aboriginal or indigenous group.

(rr)	Liabilities. As of the Effective Date, on a consolidated basis, Ely will have no more than $300,000 of liabilities due or accrued (including all accounts payable) other than liabilities for payments set forth in Schedule 3.1(rr) of the Ely Disclosure Letter.

(ss)	Foreign Private Issuer. Ely is a “foreign private issuer” within the meaning of Rule 3b-4 under the U.S. Exchange Act.

(tt)	Not an Investment Company. Ely is not registered or required to be registered as an “investment company” within the meaning of the U.S. Investment Company Act.

(uu)	Competition Act. Neither the aggregate value of the assets in Canada nor the gross revenues from sales in or from Canada generated from those assets, as determined in accordance with Part IX of the Competition Act meet or exceed the applicable threshold for any pre-closing notification or review, as the case may be.

(vv)	Investment Canada Act. Ely and its subsidiaries do not carry on a “cultural business” as defined in the Investment Canada Act.

(ww)	HSR. Ely (and all entities “controlled by” Ely for purposes of the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended) does not hold assets located in the United States with a fair market value of greater than $92.0 (United States dollars) million and has not made aggregate sales in or into the United States of over $92.0 (United States dollars) million in its most recent fiscal year.

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(xx)	Ownership of Gold Royalty Shares or other Securities. Neither Ely nor any of its affiliates own any Gold Royalty Shares or any other securities of Gold Royalty.

3.2	Survival of Representations and Warranties

The representations and warranties of Ely contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF GOLD ROYALTY

4.1	Representations and Warranties

Gold Royalty hereby represents and warrants to and in favour of Ely as follows, except to the extent that such representations and warranties are specifically qualified by the Gold Royalty Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made), and acknowledges that Ely is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Organization and Qualification. Gold Royalty and each of its subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. Gold Royalty and each of its subsidiaries is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties and assets owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have a Gold Royalty Material Adverse Effect.

(b)	Authority Relative to this Agreement. Gold Royalty has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Gold Royalty and the performance by Gold Royalty of its obligations under this Agreement have been duly authorized by the Gold Royalty Board and no other corporate proceedings on the part of Gold Royalty (including, without limitation, Gold Royalty Shareholders) are necessary to authorize the execution and delivery of this Agreement or the performance by Gold Royalty of its obligations under this Agreement or the Arrangement pursuant to the Plan of Arrangement. This Agreement has been duly executed and delivered by Gold Royalty and constitutes a legal, valid and binding obligation of Gold Royalty, enforceable against Gold Royalty in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Violations. None of the execution and delivery of this Agreement by Gold Royalty, the completion of the Arrangement pursuant to the Plan of Arrangement, or compliance by Gold Royalty or any of its subsidiaries with any of the provisions hereof will:

(i)	violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of Gold Royalty or any of its subsidiaries, or result in any material restriction, hindrance, impairment or limitation on the ability of Gold Royalty or any of its subsidiaries to conduct their business as and where it is now being conducted, or cause any payment or other obligation to be imposed on Gold Royalty or any of its subsidiaries, under any of the terms, conditions or provisions of:

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(A)	their respective notice of articles, articles or other comparable constating documents; or

(B)	any note, bond, mortgage, indenture, loan agreement, deed of trust or other Contract to which Gold Royalty or any of its subsidiaries is a party;

(ii)	subject to obtaining the Key Regulatory Approvals:

(A)	result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Law applicable to Gold Royalty or any of its subsidiaries or any of their respective properties or assets; or

(B)	cause the suspension or revocation of any Permit currently in effect in respect of Gold Royalty or any of its subsidiaries;

(iii)	give rise to any rights of first refusal or trigger any change in control provisions or any restrictions or limitation under any such note, bond, mortgage, indenture, loan agreement, deed of trust or other Contract to which Gold Royalty or any of its subsidiaries is a party or under any Permit held by Gold Royalty or any of its subsidiaries, or

(iv)	result in the imposition of any Lien upon any property or assets of Gold Royalty or any of its subsidiaries,

except, in the case of Sections 4.1(c)(i) through 4.1(c)(iv) and other than paragraph 4.1(c)(i)(A), for such violations, conflicts, breaches, defaults, terminations, accelerations, rights of first refusal, change in control provisions, restrictions, limitations or Liens, or any consents, approvals or notices (expressly excluding the Key Regulatory Approvals), which if not given or received, would not, individually or in the aggregate, result in an Gold Royalty Material Adverse Effect.

(d)	Capitalization. The authorized share capital of Gold Royalty consists of an unlimited number of Gold Royalty Shares and an unlimited number of preferred shares. As of the close of business on June 18, 2021, there are issued and outstanding 41,621,347 Gold Royalty Shares, including outstanding Gold Royalty Restricted Shares, and no preferred shares. In addition, as of the close of business on June 18, 2021, an aggregate of 2,810,000 Gold Royalty Shares are issuable upon the exercise of Gold Royalty Options and 10,350,000 Gold Royalty Shares are issuable upon the exercise of Gold Royalty Warrants. Except as disclosed above and in Schedule 4.1(d) of the Gold Royalty Disclosure Letter, as of the close of business on June 18, 2021, there are no options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Gold Royalty of any securities of Gold Royalty (including Gold Royalty Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Gold Royalty (including Gold Royalty Shares) or subsidiaries of Gold Royalty. All outstanding Gold Royalty Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Gold Royalty Shares issuable upon the exercise of Gold Royalty Options or Gold Royalty Warrants in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable. Other than Gold Royalty Shares, the Gold Royalty Restricted Shares, Gold Royalty Options and Gold Royalty Warrants, there are no securities of Gold Royalty or of any of its subsidiaries outstanding which have the right to vote generally (or, other than the Gold Royalty Options and Gold Royalty Warrants), are convertible into, or exchangeable or exercisable for, or may vest into, securities (having the right to vote generally) with the Gold Royalty Shareholders on any matter. Other than pursuant to the Gold Royalty Restricted Shares, there are no outstanding contractual or other obligations of Gold Royalty to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of its subsidiaries. As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of Gold Royalty or any of its subsidiaries having the right to vote with the Gold Royalty Shareholders on any matters.

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(e)	Shareholder and Similar Agreements. Other than as set forth in Schedule 4.1(e) of the Gold Royalty Disclosure Letter, neither Gold Royalty nor any of its subsidiaries is subject to, or affected by any unanimous shareholders’ agreement or is party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of Gold Royalty or any of its subsidiaries.

(f)	Reporting Status and Securities Laws Matters. Gold Royalty is a “reporting issuer” and is not on the list of reporting issuers in default under applicable Canadian provincial Securities Laws in all of the provinces and territories of Canada other than Quebec. The Gold Royalty Shares are registered under Section 12(b) of the U.S. Exchange Act and Gold Royalty is in compliance in all material respects with applicable Securities Laws in the United States. No delisting, suspension of trading in or cease trading order with respect to any securities of Gold Royalty and, to the knowledge of Gold Royalty, no inquiry or investigation (formal or informal) of Gold Royalty or the Gold Royalty Public Disclosure Record by any Securities Authority or the SEC, is in effect or ongoing or, to the knowledge of Gold Royalty, threatened or expected to be implemented or undertaken. The Gold Royalty Shares are listed and posted for trading on the NYSE American. Gold Royalty is in compliance with applicable requirements of the NYSE American, except where non-compliance would not result in a Gold Royalty Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Arrangement.

(g)	Ownership of Subsidiaries. Other than as set forth in Schedule 4.1(g) of the Gold Royalty Disclosure Letter, Gold Royalty does not have any subsidiaries as of the date hereof. All of the issued and outstanding shares of capital stock and other ownership interests in each of Gold Royalty’s subsidiaries are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests are legally and beneficially owned, directly or indirectly, by Gold Royalty free and clear of all Liens, and, other than rights held by Gold Royalty or other Gold Royalty subsidiaries, there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into, or exchangeable or exercisable for, any such shares of capital stock or other ownership interests in or material assets or properties of each of its subsidiaries. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any of Gold Royalty’s subsidiaries to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into, or exchangeable or exercisable for, any shares of its share capital or other ownership interests. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any of its subsidiaries.

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(h)	Key Regulatory Approvals. Other than the Key Regulatory Approvals and filings with the Securities Authorities, the SEC and the NYSE American, there are no approvals required from, or notices required to be given to, any Governmental Entity in order to complete the transactions contemplated by this Agreement and the Arrangement or which would prevent or materially delay consummation by Gold Royalty of the transactions contemplated by this Agreement and the Arrangement.

(i)	Consents. There are no consents or waivers required from any party under any material Contracts to which Gold Royalty or its subsidiaries are a party in order for Gold Royalty to proceed with the completion of the transactions contemplated by this Agreement and the Arrangement.

(j)	Public Filings. Gold Royalty has filed or furnished, as applicable, all documents in the Gold Royalty Public Disclosure Record required to be filed or furnished by it in accordance with applicable Securities Laws or the requirements of the NYSE American. All such documents and information comprising the Gold Royalty Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto), (1) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and (2) complied in all material respects with the requirements of applicable Securities Laws and the applicable policies of the NYSE American relating to continuous disclosure requirements. Gold Royalty has not filed any confidential material change report with any Securities Authorities that at the date of this Agreement, remains confidential. Since March 8, 2021 there has been no change in a material fact or a material change (as those terms are defined under the Securities Act) in relation to Gold Royalty, except for changes in material facts or material changes that are reflected in a subsequently filed document included in the Gold Royalty Public Disclosure Record.

(k)	Gold Royalty Financial Statements.

(i)	Gold Royalty’s audited financial statements as at and for the period from its incorporation to September 30, 2020 (including the notes thereto and the report of the auditors thereon) (as included in Gold Royalty’s final long form prospectus dated March 8, 2021) and Gold Royalty’s unaudited interim financial statements as at and for the three and six month periods ended March 31, 2021 (including the notes thereto) (collectively the “Gold Royalty Financial Statements”) were prepared in accordance with IFRS consistently applied and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of Gold Royalty and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period end adjustments) and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of Gold Royalty and its subsidiaries on a consolidated basis. There has been no material change in Gold Royalty’s accounting policies since September 30, 2020 except as disclosed in the Gold Royalty Public Disclosure Record or as required by IFRS.

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(ii)	The management of Gold Royalty has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Gold Royalty in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified in such Laws imposed by such Governmental Entities. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by Gold Royalty in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to Gold Royalty’s management, including its chief executive officer and chief financial officer (or persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.

(iii)	Gold Royalty maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that: (a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Gold Royalty and its subsidiaries; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Gold Royalty and its subsidiaries are being made only with authorizations of management and directors of Gold Royalty and its subsidiaries, as applicable; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Gold Royalty or its subsidiaries that could have a material effect on its financial statements.

(iv)	To the knowledge of Gold Royalty: (a) there are no material weaknesses in the design and implementation or maintenance of its internal control over financial reporting of Gold Royalty that are reasonably likely to adversely affect the ability of Gold Royalty to record, process, summarize and report financial information; and (b) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Gold Royalty.

(v)	Since September 30, 2020, neither Gold Royalty nor any of its subsidiaries nor, to Gold Royalty’s knowledge, any director, officer, employee, auditor, accountant or representative of Gold Royalty or any of its subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Gold Royalty or any of its subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Gold Royalty or any of its subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Gold Royalty Board.

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(l)	Books and Records. The financial books, records and accounts of Gold Royalty and its subsidiaries, in all material respects: (i) have been maintained, in the case of Gold Royalty in accordance with IFRS, and in the case of its subsidiaries in accordance with generally accepted accounting principles of their respective governing jurisdictions; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Gold Royalty and its subsidiaries; and (iii) accurately and fairly reflect the basis for the Gold Royalty Financial Statements. The corporate records and minute books for each of Gold Royalty and its subsidiaries contain, in all material respects, complete and accurate minutes of all meetings and resolutions of the directors and shareholders of Gold Royalty and each of its subsidiaries held and/or passed, as applicable, since their incorporation, amalgamation or acquisition by Gold Royalty, as the case may be.

(m)	No Undisclosed Liabilities. Other than as disclosed in the Gold Royalty Financial Statements, as incurred in the ordinary course of business since the date of such financial statements or as otherwise would not reasonably be expected to result in a Gold Royalty Material Adverse Effect, Gold Royalty and its subsidiaries have no outstanding indebtedness or liabilities and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person.

(n)	Gold Royalty Material Royalty Interests.

(i)	The owner thereof and a description of each Gold Royalty Material Royalty Interest relating thereto is set forth in Schedule 4.1(n)(i) of the Gold Royalty Disclosure Letter. Other than as set forth therein, none of Gold Royalty nor any of its subsidiaries has, or has any material interest or rights or options to acquire, any material mineral rights and interests that would constitute a Gold Royalty Material Royalty Interest (including mining, mineral or exploration concessions, claims, leases, licenses, Permits or other rights to exploit, explore, develop, mine or produce any minerals or any interest therein).

(ii)	Other than as set forth in Schedule 4.1(n)(ii) of the Gold Royalty Disclosure Letter, Gold Royalty or its subsidiaries have the exclusive right to own each of the Gold Royalty Material Royalty Interests and has good and marketable title to, the Gold Royalty Material Royalty Interests free and clear of all Liens.

(iii)	Other than pursuant to this Agreement or as set forth in Schedule 3.1(u)(iii) of the Gold Royalty Disclosure Letter, there is no agreement, Contract, option, commitment or other right in favour of, or held by, any person to acquire all or any part of the Gold Royalty Material Royalty Interests including any buyback rights, rights of first refusal or rights of first offer held by any counterparties to any Contract underlying the Gold Royalty Material Royalty Interests.

(iv)	None of the Gold Royalty Material Royalty Interests or any Contract relating thereto prohibits or restricts Gold Royalty from entering into this Agreement or completing the Arrangement and the entering into of this Agreement or the completion of the transactions contemplated herein will not give rise to any rights of first refusal or trigger any change in control provisions or any restrictions or limitations thereunder.

(v)	None of Gold Royalty or any of its subsidiaries is in breach of the term of any Contract relating to any of the Gold Royalty Material Royalty Interests and, to the knowledge of Gold Royalty, no other party to any Contract relating to the Gold Royalty Material Royalty Interests is in breach of the terms of any such Contract.

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(vi)	Each Contract relating to the Gold Royalty Material Royalty Interests is in good standing and in full force and effect, enforceable against the parties thereto in accordance with its terms and none of Gold Royalty or any of its subsidiaries has received any notice of any default, breach or termination of any Contract relating to the Gold Royalty Material Royalty Interests or of any fact or circumstance that will, or is likely to, result in such a default, breach or termination.

(vii)	Other than as set forth in Schedule 4.1(n)(vii) of the Gold Royalty Disclosure Letter, each of the Gold Royalty Material Royalty Interests has been registered or recorded on title against the assets or properties to which it relates other than where such registration or recordation is not possible or able to be completed on a commercially reasonable basis under the laws of the jurisdiction in which the underlying property is situate.

(o)	Title to Properties. Gold Royalty and its subsidiaries have good and valid title to all Gold Royalty Material Royalty Interests and assets reflected in the Gold Royalty Financial Statements (or acquired after the date thereof) or described in the Gold Royalty’s final long form prospectus dated March 8, 2021 or valid leasehold interests in all material properties and assets not reflected in such financial statements or prospectus but used by Gold Royalty or its subsidiaries, free and clear of any material title defects or Liens.

(p)	No Gold Royalty Material Adverse Effect. Since September 30, 2020, except as disclosed in the Gold Royalty Public Disclosure Record prior to the date of this Agreement, there has been no Gold Royalty Material Adverse Effect and no effect, change, development, event or occurrence that would, individually or in the aggregate, reasonably be expected to cause a Gold Royalty Material Adverse Effect.

(q)	Litigation. There are no Proceedings pending or, to the knowledge of Gold Royalty, threatened affecting Gold Royalty or any of its subsidiaries or affecting any of Gold Royalty’s or its subsidiaries’ property or assets at law or in equity, including matters arising under Environmental Laws, which, if adversely determined, would, individually or in the aggregate, result in a Gold Royalty Material Adverse Effect. Neither Gold Royalty nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding judgment, order, writ, injunction or decree which, individually or in the aggregate, would result in a Gold Royalty Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement.

(r)	Taxes.

(i)	Gold Royalty and each of its subsidiaries has timely filed all material Returns required to be filed by them prior to the date of this Agreement, and all such Returns are complete and correct in all material respects;

(ii)	Gold Royalty and each of its subsidiaries has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments of Taxes, and all other Taxes due and payable by them on or before the date of this Agreement, other than those which are not material or which are being or have been contested in good faith and in respect of which reserves have been provided in the Gold Royalty Financial Statements;

(iii)	none of Gold Royalty or any of its subsidiaries has been notified in writing or has knowledge of any pending audits, examinations, investigations or other proceedings in respect of any material Taxes at any level of government (including federal, provincial, state, regional, municipal or local level);

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(iv)	no deficiencies, administrative or judicial litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Gold Royalty or any of its subsidiaries which are material, and neither Gold Royalty nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes which are material and no such event has been asserted or, to the knowledge of Gold Royalty, threatened against Gold Royalty or any of its subsidiaries or any of their respective assets;

(v)	to the knowledge of Gold Royalty, no claim has been made by any Governmental Entity in a jurisdiction where Gold Royalty and any of its subsidiaries does not file Returns that Gold Royalty or any of its subsidiaries is or may be subject to Tax by that jurisdiction;

(vi)	to the knowledge of Gold Royalty, there are no material Liens in respect of Taxes (other than in respect of Taxes not yet due and payable) upon any of the assets of Gold Royalty or any of its subsidiaries;

(vii)	Gold Royalty and each of its subsidiaries has withheld or collected all material amounts required to be withheld or collected by it on account of Taxes of their own or in respect of payments to employees, independent contractors, creditors, shareholders or any other third parties and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so; and

(viii)	Gold Royalty and each of its subsidiaries has duly and timely collected all amounts on account of any sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted in all material respects to the appropriate Governmental Entity any such amounts required by Law to be remitted by it.

(s)	Compliance with Laws. Gold Royalty and its subsidiaries have complied in all material respects with and are not in violation in any material respect of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, result in a Gold Royalty Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement.

(t)	Winding Up. No order has been made, petition presented or meeting convened for the purpose of winding up of Gold Royalty or any of its subsidiaries, or for the appointment of any provisional liquidator or in relation to any other process whereby the business is terminated and the assets of Gold Royalty or any of its subsidiaries are distributed amongst the creditors, shareholders or other contributors, and there are no proceedings under any applicable insolvency, bankruptcy, reorganization or similar laws in any relevant jurisdiction, and no events have occurred which, under applicable Laws, would be reasonably likely to justify any such cases or proceedings, that would, individually or in the aggregate, reasonably be expected to cause a Gold Royalty Material Adverse Effect.

(u)	Administration and Receivership. To the knowledge of Gold Royalty, no person has taken any step, legal proceeding or other procedure with a view to the appointment of an administrator, whether out of court or otherwise, in relation to Gold Royalty or any of its subsidiaries, and no receiver (including any administrative receiver) has been appointed in respect of the whole or any part of any of the property, assets or undertaking of Gold Royalty or any of its subsidiaries nor has any such order been made (including, in any relevant jurisdiction, any other order by which, during the period it is in force, the affairs, business and assets of the company concerned are managed by a person appointed by any Governmental Entity).

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(v)	Voluntary Arrangement, Etc. Neither Gold Royalty nor any of its subsidiaries has made any voluntary arrangement with any of its creditors or is insolvent or unable to pay its debts as they fall due.

(w)	Sufficient Funds Available. Gold Royalty has sufficient funds, or has made adequate arrangements for financing to ensure that it will have sufficient funds to pay the cash portion of the aggregate Consideration to be paid pursuant to the Arrangement at the Effective Time.

(x)	Issuance of Gold Royalty Shares. The Gold Royalty Shares to be issued as part of the Consideration will, when issued pursuant to the Arrangement, be duly authorized and validly issued as fully paid and non-assessable common shares in the capital of Gold Royalty, free and clear of all Liens (other than Liens created by the holders thereof), freely tradeable under Canadian Securities Laws and shall not be subject to resale restrictions under applicable Canadian Securities Laws (other than as applicable to control persons or pursuant to section 2.6 of National Instrument 45-102 – Resale of Securities) and, other than Gold Royalty Shares issuable on exercise of the Ely Warrants in accordance with the Arrangement, will be freely transferable securities under U.S. Securities Laws (other than to “affiliates” of Gold Royalty and former “affiliates” of Ely, as such term is defined in Rule 144 under the U.S. Securities Act) and listed and posted for trading on the NYSE American and are not and will not be subject to or issued in violation of, any pre-emptive rights or back-in rights.

(y)	Insurance. Gold Royalty and its subsidiaries have in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development.

(z)	Data Room. All Data Room Information provided by Gold Royalty to Ely was accurate in all material respects as at its respective date as stated therein, or, if any such Data Room Information is undated, as of the date of its delivery to Gold Royalty’s Data Room Information website. Additionally, all information provided to Ely in relation to Ely’s due diligence requests, including information not provided in the Data Room Information, is accurate and complete in all material respects as at its respective date as stated therein. There has been no change to the Data Room Information or any other information provided to Ely since the date posted to the Data Room Information website or provided to Ely, as the case may be that is material to Gold Royalty, except has been disclosed in the Gold Royalty Public Disclosure Record or in a more recently posted document in the Data Room Information or other information provided to Ely.

(aa)	Not an Investment Company. Gold Royalty is not registered or required to be registered as an “investment company” pursuant to the U.S. Investment Company Act.

(bb)	Foreign Private Issuer. Gold Royalty is a “foreign private issuer” within the meaning of Rule 3b-4 under the U.S. Exchange Act.

(cc)	Investment Canada Act. Gold Royalty is a “WTO Investor”, as defined in the Investment Canada Act.

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(dd)	Corrupt Practices Legislation.

(i)	Neither Gold Royalty nor any of its subsidiaries, nor, to Gold Royalty’s knowledge, any of their respective directors, officers, agents, employees, consultants or other persons acting on behalf of Gold Royalty or any of its subsidiaries has offered or given, and Gold Royalty is not aware of or does not have any knowledge of any person that has offered or given on its behalf, anything of value to any official of a Governmental Entity, any political party or official thereof or any candidate for political office, any customer or member of any Governmental Entity, or any other person, in any such case while knowing or having reason to know that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, for the purpose of any of the following:

(A)	influencing any action or decision of such person, in such person’s official capacity, including a decision to fail to perform such person’s official function in order to obtain or retain an advantage for Gold Royalty or any of its subsidiaries in the course of business;

(B)	inducing such person to use such person’s influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist Gold Royalty or any of its subsidiaries in obtaining or retaining business for, with, or directing business to, any person or otherwise to obtain or retain an advantage in the course of business; or

(C)	where such payment would constitute a bribe, rebate, payoff, influence payment, kickback or illegal or improper payment to assist Gold Royalty or the subsidiary in obtaining or retaining business for, with, or directing business to, any person.

(ii)	There have been no actions taken by Gold Royalty, any of its subsidiaries or, to the knowledge of Gold Royalty, by any persons on behalf of Gold Royalty or any of its subsidiaries, that would cause Gold Royalty or its subsidiaries or such persons to be in violation of the Corruption Acts or any similar legislation in any jurisdiction in which Gold Royalty or any of its subsidiaries conduct their business and to which Gold Royalty or any of its subsidiaries may be subject.

(iii)	The financial records of Gold Royalty and its subsidiaries have at all times been maintained in compliance with the Corruption Acts.

(iv)	There are no proceedings or investigations under the Corruption Acts or any similar legislation in any jurisdiction in which Gold Royalty and its subsidiaries conduct their business pending against Gold Royalty or any of its subsidiaries, nor any of their respective directors, officers, agents, employees, consultants or other persons acting on behalf of Gold Royalty or any of its subsidiaries, or to the knowledge of Gold Royalty, threatened against or affecting, Gold Royalty or any of its subsidiaries or any of their respective directors, officers, agents, employees, consultants or other persons acting on behalf of Gold Royalty or any of its subsidiaries.

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(ee)	Anti-Money Laundering. The operations of Gold Royalty and its subsidiaries are in material compliance with the financial record-keeping and reporting requirements of the Money Laundering Laws to which Gold Royalty or any of its subsidiaries are subject and no action, suit, proceeding, investigation or notice by, before or from any Governmental Entity involving Gold Royalty or any of its subsidiaries with respect to such Money Laundering Laws is pending.

(ff)	Mineral Resource Estimates. Other than as set forth in Schedule 4.1(ff) of the Gold Royalty Disclosure Letter:

(i)	Gold Royalty’s royalty interests in: (a) the Whistler Project, located in Alaska, USA; (b) the Yellowknife Project, located in the Northwest Territories, Canada; (c) the Titiribi Project, located in the department of Antioquia, Colombia; (d) the La Mina Project, located in the department of Antioquia, Colombia; and (e) the São Jorge Project, located in the state of Para, Brazil are its only material properties for the purposes of NI 43-101 as of the date hereof (the “Gold Royalty Material Royalty Interests”); and

(ii)	to Gold Royalty’s knowledge, and other than as disclosed by GoldMining in filings under its profile on SEDAR or as otherwise would not result in a Gold Royalty Material Adverse Effect, since the date of the most recent NI 43-101 technical reports filed by GoldMining for each applicable property underlying the Gold Royalty Material Royalty Interests:

(A)	there has been no material change in the quantum of the mineral resource estimates for the properties underlying the Gold Royalty Material Royalty Interests as disclosed by GoldMining since the effective date of such technical reports; and

(B)	such mineral resource estimates, including the mineral resource estimates announced by GoldMining in its news releases dated June 1, 2021 and any dated on or after the date hereof and before the Effective Time, were, as of their respective effective dates, prepared in accordance with applicable industry standards and in material compliance with the requirements of NI 43-101.

4.2	Survival of Representations and Warranties

The representations and warranties of Gold Royalty contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5
COVENANTS

5.1	Covenants of Ely Regarding the Conduct of Business

Ely covenants and agrees that, during the period from the date of this Agreement, until the earlier of the Effective Time and the time at which this Agreement is terminated in accordance with its terms, except: (i) as expressly required by this Agreement; (ii) as specifically provided in the Ely Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made); (iii) as required by applicable Law; (iv) with the prior written consent of Gold Royalty, such consent not to be unreasonably withheld, conditioned or delayed; or (v) in connection with any COVID 19 Measures undertaken by Ely:

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(a)	Ely shall and shall cause each of its subsidiaries to:

(i)	conduct their respective businesses only in, and not take any action except in, the ordinary course of business consistent with past practice;

(ii)	use commercially reasonable efforts to maintain and preserve intact its business organization, goodwill, properties and assets in all material respects, keep available the services of its officers, employees and contractors as a group and maintain satisfactory relationships with suppliers, customers, Governmental Entities and others having business relationships with them;

(iii)	provide Gold Royalty and its legal counsel with a reasonable opportunity to review and comment on any proposed public disclosure of results of operations prior to such disclosure, and give due and reasonable consideration to any comments made by Gold Royalty and its legal counsel; and

(iv)	preserve all of their interests in the Ely Royalty and Property Rights, including any Contracts underlying such Ely Royalty and Property Rights; and

(b)	without limiting the generality of Section 5.1(a), Ely shall not, and shall cause each of its subsidiaries not to, directly or indirectly:

(i)	amend or propose to amend its notice of articles, articles or other comparable organizational documents;

(ii)	split, combine or reclassify any shares in the capital of Ely or any of its subsidiaries;

(iii)	declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of any shares in the capital of Ely owned by any person or the securities of any of its subsidiaries, other than any dividends payable by a subsidiary to Ely or any wholly-owned subsidiary of Ely;

(iv)	issue, grant, award, deliver, sell, pledge, dispose of or otherwise encumber, or agree to issue, grant, award, deliver, sell, pledge, dispose of or otherwise encumber any shares in the capital of Ely or its subsidiaries, or any options, warrants, appreciation rights, convertible securities or similar rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares in the capital of, or other securities of, Ely or any of its subsidiaries, other than the issuance of Ely Shares upon the valid exercise of Ely Options or Ely Warrants outstanding on the date of this Agreement;

(v)	redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding shares in the capital of, or other securities of Ely or any of its subsidiaries;

(vi)	amend the terms of any of the shares in the capital of, or other securities of, Ely or any of its subsidiaries;

(vii)	reduce the stated capital of any shares in the capital of, or other securities of, Ely or any of its subsidiaries;

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(viii)	incorporate, acquire or create any new subsidiary;

(ix)	adopt or propose a plan of liquidation or resolution providing for the liquidation or dissolution of Ely or any of its subsidiaries;

(x)	materially amend its accounting methods, principles, policies or practices or adopt new accounting methods, principles, policies or practices, in each case except as required by applicable Laws or in accordance with IFRS;

(xi)	sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of Ely or any of its subsidiaries except sales of tangible assets in the ordinary course of business consistent with past practice subject to a maximum (in terms of value of such assets or interests therein) of $350,000 (whether individually or in the aggregate);

(xii)	reorganize, amalgamate or merge Ely or any of its subsidiaries with any other person;

(xiii)	without the prior written consent of Gold Royalty, acquire (by merger, amalgamation, consolidation, acquisition of shares or assets or otherwise) or agree to acquire, directly or indirectly, any assets, properties, securities, interests or business of any other person, or make any investment or agree to make an investment, either by the purchase of securities of, or contributions of capital to, any other person (other than wholly-owned subsidiaries as of the date of this Agreement) in an amount in excess of $350,000 (whether individually or in the aggregate);

(xiv)	incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for the obligations of any other person or make any loans, capital contributions, investments or advances in an amount in excess of $350,000 (whether individually or in the aggregate);

(xv)	except as disclosed in Schedule 5.1(b) of the Ely Disclosure Letter: (A) grant, accelerate, or increase any severance, change of control or termination pay to (or amend any existing arrangement relating to the foregoing with) any director, officer, employee or individual contractor or consultant of Ely or any of its subsidiaries; (B) except as contemplated under the terms of the Arrangement with respect to the Ely Options, grant, accelerate, or increase any payment, award (equity or otherwise), indemnification or other benefits payable to or for the benefit of, any director, officer, employee or individual contractor or consultant of Ely or any of its subsidiaries, except in the ordinary course of business consistent with past practice; (C) increase the coverage, contributions, funding requirements or benefits available under the Ely Benefit Plans or create any new Ely Benefit Plan; (D) increase compensation (in any form), bonus levels or other benefits payable to any director, officer, employee or individual contractor or consultant of Ely or any of its subsidiaries or grant any general increase in the rate of wages, salaries, bonuses or other remuneration, except in the ordinary course of business consistent with past practice; or (E) take or propose to take any action to effect any of the foregoing; provided that nothing in this Agreement shall be deemed to: (x) guarantee employment for any period of time for, or preclude the ability of Gold Royalty to terminate the employment or engagement of, any director, officer, employee or individual contractor or consultant of Ely or any of its subsidiaries after the Effective Time; (y) require Gold Royalty to continue any benefit plan or to prevent the amendment, modification or termination of any benefit plan after the Effective Date or prohibit Gold Royalty from amending, modifying or terminating any benefit plan or arrangement covering any continuing director, officer, employee or individual contractor or consultant on or after the Effective Date; or (z) constitute an amendment to any benefit plan;

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(xvi)	negotiate, enter into, extend, amend or terminate any employment, severance, consulting, termination or other similar agreement with any of its officers, directors, employees, agents or individual contractors or consultants, any collective bargaining agreement or any Ely Benefit Plan, in each case, other than: (A) in connection with terminating officers, directors, employees, agents or individual contractors or consultants for cause; (B) offer letters entered into in the ordinary course of business, consistent with past practice, that do not provide for severance (except as required by applicable Law) or change in control benefits; (C) consulting agreements entered into in the ordinary course of business consistent with past practice; (D) amendments required by Law; or (E) compensation arrangements that are generally consistent with past practice and entered into with employees hired after the date of this Agreement and who earn an annualized base salary or wage not greater than $75,000 (or its equivalent);

(xvii)	make any bonus or profit sharing distribution or similar payment of any kind;

(xviii)	hire any person earning an annualized base salary or wage greater than $75,000 (or its equivalent) or terminate, except for cause, the employment of any person earning an annualized base salary or wage greater than $75,000 (or its equivalent);

(xix)	settle, pay, discharge, satisfy, compromise, waive, assign or release: (A) any action, claim or proceeding brought against Ely or any of its subsidiaries; or (B) any material rights, claims or benefits of Ely or any of its subsidiaries;

(xx)	enter into or extend any agreement or arrangement that provides for: (A) any material limitation or restriction on the ability of Ely or any of its subsidiaries or, following the Effective Time, the ability of any of Ely’s affiliates, to engage in any type of activity or business, (B) any material limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of Ely or any of its subsidiaries or, following the Effective Time, all or any portion of the business of any of Ely’s affiliates, is or would be conducted, or (C) any material limit or restriction on the ability of Ely or any of its subsidiaries or, following the Effective Time, the ability of any of Ely’s affiliates, to solicit suppliers, customers, employees, contractors or consultants;

(xxi)	negotiate, enter into, extend, amend or terminate, any agreement that has the effect of creating a joint venture, partnership, strategic alliance or similar relationship between Ely or any of its subsidiaries and another person, except in the ordinary course of business;

(xxii)	other than as is necessary to comply with applicable Laws, any written employment contract in effect on the date of this Agreement and disclosed in the Ely Data Room Information or the Ely Stock Option Plan, engage in any transaction with any related parties;

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(xxiii)	(A) enter into any agreement that if entered into prior to the date of this Agreement, would be an Ely Material Contract; (B) modify, amend in any material respect, transfer or terminate any Ely Material Contract, or waive, release or assign any material rights or claims thereto or thereunder; or (C) fail to enforce any breach or threatened breach of any Ely Material Contract;

(xxiv)	initiate any material discussion, negotiations or filings with any Governmental Entity regarding any matter (including with respect to the Arrangement or the transactions contemplated by this Agreement) other than in the ordinary course of business;

(xxv)	incur, or commit to, capital expenditures in excess of $259,000 individually or $400,000 in the aggregate;

(xxvi)	enter into, extend, amend or terminate any material interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other similar financial instruments, other than in the ordinary course of business consistent with past practice;

(xxvii)	(A) take any action inconsistent with past practice relating to the filing of any Return or the withholding, collecting, remitting and payment of any Tax, including changing any accounting periods, entering into any closing agreements, surrendering any rights to claim a refund of Taxes or consenting to any extensions or waivers of the limitation periods applicable to any Tax claim or assessment relating to Ely or any of its subsidiaries; (B) amend any Return or change any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of its income Tax Return for the taxation year ended December 31, 2020, except as may be required pursuant to applicable Law; (C) make or revoke any material election relating to Taxes, other than any election that has yet to be made in respect of any event or circumstance occurring prior to the date of the Agreement; (D) enter into any Tax sharing, Tax allocation, Tax related waiver or Tax indemnification agreement; or (E) settle (or offer to settle) any Tax claim, audit, proceeding or re-assessment;

(xxviii)	(A) take any action or fail to take any action which action or failure to act would, or would reasonably be expected to, result in the loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of material rights under, any Permits necessary to conduct its businesses as now conducted; (B) or fail to prosecute in a commercially reasonable manner any pending applications to any Governmental Entities for material Permits;

(xxix)	take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Ely to consummate the Arrangement or the other transactions contemplated by this Agreement; and

(xxx)	agree, resolve or commit to do any of the foregoing.

For greater certainty, nothing in this Section 5.1 shall give Gold Royalty, directly or indirectly, any right to control or direct the operations of Ely or any of its subsidiaries.

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5.2	Additional Covenants of Ely

(a)	Ely shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by or for the benefit of Ely or any of its subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse prior to the Effective Time, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to Section 7.6.1, none of Ely or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding twelve (12) months. Ely shall consult with Gold Royalty on any renewals of insurance (or re-insurance) policies.

(b)	Ely shall provide Gold Royalty with prompt written notice of any change, effect, event or occurrence that, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, an Ely Material Adverse Effect.

(c)	Ely shall promptly notify Gold Royalty of any material communications (whether oral or written) from a Governmental Entity, including a copy of any written communication.

(d)	The Parties acknowledge and agree that all Ely Options and Ely Warrants that are exercised prior to the Effective Time shall be treated in accordance with the provisions of the Plan of Arrangement, and Ely shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing.

5.3	Covenants of Ely Relating to the Arrangement

Subject to the terms and conditions of this Agreement Ely shall and shall cause its subsidiaries to perform all obligations required to be performed by Ely or any of its subsidiaries under this Agreement, cooperate with Gold Royalty in connection therewith, and use its commercially reasonable efforts to do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Ely shall and, where applicable, shall cause its subsidiaries to:

(a)	subject to obtaining confirmation that insurance coverage is maintained as contemplated in Section 7.6.1, and provided that the Effective Date has occurred, use commercially reasonable efforts to cause such members of the Ely Board to resign as Gold Royalty may require, at the time and in the manner requested by Gold Royalty, as of the Effective Date, with a nominee of Gold Royalty to be appointed to the Ely Board immediately after each such resignation;

(b)	apply for and use commercially reasonable efforts to obtain all Key Regulatory Approvals relating to Ely or any of its subsidiaries which are typically applied for by an acquiree and, in doing so, keep Gold Royalty reasonably informed as to the status of the proceedings related to obtaining such Key Regulatory Approvals, including providing Gold Royalty with copies of all related applications and notifications, in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Gold Royalty’s outside counsel on an “external counsel” basis) in order for Gold Royalty to provide its comments thereon, which shall be given due and reasonable consideration. Gold Royalty and its legal advisor shall provide any comments with respect to the materials related to the Key Regulatory Approvals in a timely manner;

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(c)	use commercially reasonable efforts to obtain, as soon as practicable following execution of this Agreement, all third party consents, approvals and notices, including under any of the Ely Material Contracts required to proceed with the transactions contemplated by this Agreement and the Plan of Arrangement relating to Ely or any of its subsidiaries;

(d)	use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against Ely or any of its subsidiaries challenging or affecting this Agreement or the consummation of the transactions contemplated hereby; and

(e)	make available or cause to be made available to Gold Royalty and its agents and advisors, information reasonably requested by Gold Royalty for the purpose of preparing, considering and implementing integration and strategic plans for the combined businesses of Gold Royalty and Ely following completion of the Arrangement and confirming the representations and warranties of Ely set out in Section 3.1 of this Agreement.

5.4	Covenants of Gold Royalty

Subject to the terms and conditions of this Agreement, Gold Royalty shall and shall cause its subsidiaries to perform all obligations required to be performed by Gold Royalty or any of its subsidiaries under this Agreement, cooperate with Ely in connection therewith, and use its commercially reasonable efforts to do all such other acts and things as may be necessary or desirable in order to consummate and make, as soon as reasonably practicable, effective the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Gold Royalty shall and, where applicable, shall cause its subsidiaries to:

(a)	apply for and use commercially reasonable efforts to obtain all Key Regulatory Approvals relating to Gold Royalty or any of its subsidiaries which are typically applied for by an acquirer and, in doing so, keep Ely reasonably informed as to the status of the proceedings related to obtaining such Key Regulatory Approvals, including providing Ely with copies of all related applications and notifications, in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Ely’s outside counsel on an “external counsel” basis) in order for Ely to provide its comments thereon, which shall be given due and reasonable consideration. Ely and its legal advisors shall provide any comments with respect to the materials related to the Key Regulatory Approvals in a timely manner;

(b)	defend all lawsuits or other legal, regulatory or other proceedings against Gold Royalty or any of its subsidiaries challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(c)	subject to the terms and conditions of this Agreement and of the Plan of Arrangement and applicable Laws, pay the aggregate Consideration to be paid pursuant to the Arrangement;

(d)	provide such assistance as may be reasonably requested by Ely for the purposes of convening and holding the Ely Meeting;

(e)	use its commercially reasonable efforts to ensure that the Section 3(a)(10) Exemption is available for the issuance of Gold Royalty Shares in exchange for Ely Shares pursuant to the Arrangement;

(f)	not, directly or indirectly, do or permit to occur any of the following without the prior consent of Ely, such consent not to be unreasonably withheld;

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(i)	amend or propose to amend its articles, by-laws or other comparable organizational documents;

(ii)	split, combine or reclassify any shares in the capital of Gold Royalty or any of its subsidiaries;

(iii)	declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of any shares in the capital of Gold Royalty owned by any person or the securities of any of its subsidiaries other than any dividends payable by a subsidiary of Gold Royalty or any wholly-owned subsidiary of Gold Royalty;

(iv)	issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to issue, sell, grant, award, pledge, dispose of or otherwise encumber any Gold Royalty Shares or other equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any Gold Royalty Shares or other equity or voting interests or other securities or any shares of its subsidiaries (including, for greater certainty, Gold Royalty equity awards or any other equity based awards), other than: (A) pursuant to the exercise of Gold Royalty equity awards in accordance with their terms (as such terms are disclosed in the Gold Royalty Public Documents); (B) grants of Gold Royalty equity awards; (C) any such action solely between or among Gold Royalty and its subsidiaries or between or among subsidiaries of Gold Royalty; and (D) in connection with acquisitions;

(v)	redeem, purchase or otherwise acquire or offer to purchase or otherwise acquire Gold Royalty Shares or any other securities of Gold Royalty;

(vi)	amend the terms of any of the shares in the capital of, or other securities of Gold Royalty;

(vii)	adopt or propose a plan of liquidation or resolution providing for the liquidation or dissolution of Gold Royalty;

(viii)	reorganize, amalgamate or merge Gold Royalty with any other person;

(ix)	materially amend its accounting methods, principles, policies or practices or adopt new accounting methods, principles, policies or practices, in each case except as required by applicable Laws or in accordance with IFRS;

(x)	sell, pledge, lease, dispose of, licence or otherwise transfer or agree to sell, pledge, lease, dispose of, licence or otherwise transfer any material assets of Gold Royalty or any of its subsidiaries, except sales of tangible assets in the ordinary course of business consistent with past practice subject to a maximum (in terms of value of such assets or interests therein) of $350,000 (whether individually or in the aggregate);

(xi)	reduce the stated capital of any shares in the capital of Gold Royalty;

(xii)	take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Gold Royalty to consummate the Arrangement or the other transactions contemplated by this Agreement; and

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(xiii)	agree, resolve or commit to do any of the foregoing;

(g)	provide Ely with prompt written notice of any change, effect, event or occurrence that, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a Gold Royalty Material Adverse Effect;

(h)	apply for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the NYSE American of the Gold Royalty Shares to be issued in accordance with the terms of the Plan of Arrangement;

(i)	vote any Ely Shares held by it on the record date for the Ely Meeting in favour of the Ely Resolution; and

(j)	subject to the terms and conditions of this Agreement and the Plan of Arrangement, take all reasonable steps and do all such things as are necessary to provide for the application of the provisions of the Plan of Arrangement to the Ely Warrants, including, where such Ely Warrants are issued pursuant to a warrant indenture, entering into any supplemental indenture that may reasonably by required pursuant to the terms thereof.

5.5	Mutual Covenants

Each of the Parties covenants and agrees that, subject to the terms of this Agreement, during the period from the date of this Agreement, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)	it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary and commercially reasonable to complete the Plan of Arrangement, including using its commercially reasonable efforts to: (i) obtain all Key Regulatory Approvals required to be obtained by it; (ii) effect or cause to be effected all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Plan of Arrangement; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Plan of Arrangement; and (iv) cooperate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder;

(b)	it shall cooperate with the other Party in connection with obtaining the Key Regulatory Approvals, including providing or submitting to any Governmental Entities, on a timely basis, and as promptly as practicable, all documentation and information that is required, requested, or reasonably advisable, in connection with obtaining the Key Regulatory Approvals;

(c)	it shall not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to significantly impede the consummation of the Plan of Arrangement or to prevent, materially delay or materially impede the transactions contemplated hereby;

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(d)	take all commercially reasonable actions within its control to ensure that the representations and warranties in Section 3.1, in the case of Ely, and Section 4.1, in the case of Gold Royalty remain true and correct in all respects as of the Effective Date as if such representations and warranties were made at and as of such date except to the extent such representations and warranties speak as of an earlier date; and

(e)	promptly notify the other Party of:

(i)	any communication from any person alleging that the consent of such person (or another person) is or may be required in connection with the Arrangement (and the response thereto from such Party, its subsidiaries or its representatives);

(ii)	any material communication from any Governmental Entity in connection with the Arrangement (and the response thereto from such Party, its subsidiaries or its representatives); and

(iii)	any litigation threatened or commenced against or otherwise affecting such Party or any of its subsidiaries that is related to the Arrangement.

5.6	Reorganization Transactions

(a)	Upon request by Gold Royalty, Ely shall use its commercially reasonable efforts, and shall cause each of its subsidiaries to:

(i)	effect such reorganizations of Ely’s or its subsidiaries’ business, operations and assets as Gold Royalty may reasonably request, including amalgamations, wind-ups, settling intercompany loans, capitalizing intercompany loans, transferring assets to existing or newly formed subsidiaries of Ely and any other transaction (each a “Contemplated Reorganization Transaction”); and

(ii)	cooperate with Gold Royalty and its advisors in order to determine the manner in which any such Contemplated Reorganization Transaction might most effectively be undertaken; provided that any Contemplated Reorganization Transaction: (A) is not, in the opinion of Ely or Ely’s counsel, acting reasonably, prejudicial to the affected Ely Securityholders; (B) does not require Ely to obtain the approval of any Ely Securityholders and does not require Gold Royalty to obtain the approval of Gold Royalty Shareholders; (C) does not impede, delay or prevent the satisfaction of any other conditions set forth in Article 6; (D) does not impair, impede or delay the consummation of the Arrangement; (E) does not result in any breach by Ely or any of its subsidiaries of any Ely Material Contract or authorization or any breach by Ely of Ely’s constating documents or by any of its subsidiaries of their respective organizational documents or Law; (F) does not require the directors, officers, employees or agents of Ely or its subsidiaries to take any action in any capacity other than as a director, officer or employee; (G) does not result in any Taxes being imposed on, or any adverse Tax or other consequences to, any Ely Securityholders; (H) does not materially interfere with Ely’s operations prior to the Effective Time; and (I) shall become effective as close as reasonably practicable prior to the Effective Date. If the Arrangement is not completed, Gold Royalty shall (a) reimburse Ely for all costs and expenses, including reasonable legal fees and disbursements, incurred in connection with any Contemplated Reorganization Transaction; and (b) indemnify Ely, its subsidiaries, and their respective directors, officers, employees, agents and representatives for any losses, costs or Taxes resulting from any Contemplated Reorganization Transaction.

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(b)	Gold Royalty shall provide written notice to Ely of any proposed Contemplated Reorganization Transaction at least ten (10) Business Days prior to the Effective Date. Upon receipt of such notice, Gold Royalty and Ely shall prepare all documentation necessary and do all such other acts and things as are reasonably necessary to give effect to such Contemplated Reorganization Transaction prior to the time it is to be effected, including obtaining any documents or certificates required to effect such a transaction. If the Arrangement is not completed, Gold Royalty shall: (i) forthwith reimburse Ely for all costs and expenses, including reasonable legal fees and disbursements, incurred in connection with any proposed Contemplated Reorganization Transaction; and (ii) indemnify Ely, its subsidiaries and their respective directors, officers, employees, agents and representatives for any liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any Contemplated Reorganization Transaction, or to reverse or unwind any Contemplated Reorganization Transaction. The obligations of Gold Royalty under this Section 5.6(b) shall survive termination of this Agreement. Gold Royalty agrees that any Contemplated Reorganization Transaction will not be considered in determining whether a representation, warranty or covenant of Ely under this Agreement has been breached (including where any such Contemplated Reorganization Transaction requires the consent of any third party).

5.7	Employment Agreements, Severance and Resignations

(a)	From and after the Effective Date, Gold Royalty shall cause Ely to honour all of the obligations of Ely and any of its subsidiaries under those employment, retention bonus and fee agreements and severance arrangements of Ely which are disclosed in Schedule 5.7 of the Ely Disclosure Letter; provided that the provisions of this Section 5.7 shall not give any employees of Ely or any of its subsidiaries any right to continued employment or impair in any way the right of Gold Royalty or any of its subsidiaries to terminate the employment of any employees.

(b)	On or before the Effective Time, Ely shall use its commercially reasonable efforts to cause those directors and officers of Ely and its subsidiaries as are specified by Gold Royalty deliver to Gold Royalty resignations and mutual releases in such form as is acceptable to Gold Royalty, acting reasonably, in favour of Ely and its subsidiaries.

(c)	If shares or other interests in Ely’s subsidiaries are held in trust by any third person, at the Effective Time, Ely shall deliver or cause to be delivered such shares or other interests to Gold Royalty or Gold Royalty’s nominee.

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5.8	Section 85 Election

Subject to the requirements and limitations in the Tax Act and the terms of the Plan of Arrangement, an Eligible Holder who transfers Ely Shares to Gold Royalty pursuant to the Arrangement and receives any Gold Royalty Shares as consideration shall be entitled to make a joint income tax election with Gold Royalty, pursuant to section 85 of the Tax Act (and any analogous provision of provincial income tax law) (in this Section, a “Section 85 Election”) with respect to the transfer, subject to the fulfillment of any conditions and requirements set forth in the Letter of Transmittal. Upon receipt of a Letter of Transmittal in which an Eligible Holder has indicated that such holder wishes to receive a tax instruction letter, Gold Royalty will promptly arrange for delivery of a tax instruction letter (and a tax instruction letter for the equivalent provincial election, if applicable) to such Eligible Holder. The tax instruction letter will provide to the Eligible Holder general instructions on how the Eligible Holder will make the Section 85 Election. To make the Section 85 Election, the Eligible Holder must provide the required information to the person specified in the tax instruction letter in accordance with the procedure set out therein, within ninety (90) days of the Effective Date. Within 90 days after receiving the required information from an Eligible Holder, if all required information is so provided by an Eligible Holder in the manner contemplated in the tax instruction letter, the properly completed prescribed form for the Section 85 Election will be executed by Gold Royalty and delivered electronically to the Eligible Holder for execution and filing by the Eligible Holder. With the exception of the execution by Gold Royalty of properly completed prescribed forms for purposes of the Section 85 Election, compliance with the requirements for a valid Section 85 Election, including, without limitation, selection of the appropriate elected amount for the prescribed form and the filing of the completed and executed form with the appropriate governmental entity, will be the sole responsibility of the Eligible Holder making the Section 85 Election. Neither Gold Royalty nor Ely will be responsible for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any election forms or to properly file such forms within the time prescribed under the Tax Act or the corresponding provisions of any applicable provincial tax legislation.

ARTICLE 6
CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of the Parties to complete the transactions contemplated by this Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(a)	the Ely Resolution shall have been approved and adopted by the Ely Shareholders at the Ely Meeting in accordance with the Interim Order;

(b)	the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to Ely and Gold Royalty, acting reasonably, on appeal or otherwise;

(c)	there shall not exist any prohibition at Law, including a cease trade order, injunction or other restraining order, judgment or decree against Gold Royalty or Ely which shall prevent the consummation of the Arrangement;

(d)	no action, suit or proceeding, shall have been taken under any applicable Law or by any Governmental Entity, and no Law, policy, decision or directive (having the force of Law) shall have been enacted, promulgated, amended or applied, in each case that (i) makes consummation of the Arrangement illegal, (ii) enjoins or prohibits the Plan of Arrangement or the transactions contemplated by this Agreement, or (iii) renders this Agreement unenforceable or frustrates the purpose and intent hereof;

(e)	the Gold Royalty Shares to be issued to Ely Shareholders in exchange for their Ely Shares pursuant to the Plan of Arrangement shall be (i) exempt from the registration requirements of the U.S. Securities Act in reliance upon the Section 3(a)(10) Exemption, and (ii) shall be freely transferable under applicable U.S. Securities Laws (other than as applicable to “affiliates” of Gold Royalty and former “affiliates” of Ely, as such term is defined in Rule 144 under the U.S. Securities Act); provided, however, that Ely shall not be entitled to rely on the provisions of this Section 6.1(e) in failing to complete the transactions contemplated by this Agreement in the event that Ely fails to advise the Court prior to the hearing in respect of the Final Order, as required by the terms of the Section 3(a)(10) Exemption, that Gold Royalty will rely on the Section 3(a)(10) Exemption for the issuance of such securities, based on the Court’s approval of the Arrangement and comply with the requirements set forth in Section 2.3;

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(f)	the Key Regulatory Approvals shall have been obtained;

(g)	this Agreement shall not have been terminated in accordance with its terms; and

(h)	the distribution of the Gold Royalty Shares pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian Securities Laws by virtue of applicable exemptions under Canadian Securities Laws and shall not be subject to resale restrictions under applicable Canadian Securities Laws (other than as applicable to control persons or pursuant to section 2.6 of National Instrument 45-102 – Resale of Securities).

6.2	Additional Conditions Precedent to the Obligations of Gold Royalty

The obligations of Gold Royalty to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of Gold Royalty and may be waived by Gold Royalty at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that Gold Royalty may have):

(a)	all covenants of Ely under this Agreement to be performed on or before the Effective Time shall have been duly performed by Ely in all material respects, and Gold Royalty shall have received a certificate from Ely addressed to Gold Royalty and dated the Effective Date, signed on behalf of Ely by two of its senior executive officers (without personal liability), confirming the same as at the Effective Date;

(b)	the representations and warranties of Ely set forth in this Agreement shall be true and correct (disregarding for this purpose all materiality or Ely Material Adverse Effect qualifications contained therein) as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date) except, in the case of representations other than the Ely Fundamental Representations, where any failure or failures of such representations or warranties to be so true and correct would not individually or in the aggregate result in an Ely Material Adverse Effect (it being understood that it is a separate condition precedent to the obligations of Gold Royalty that the Ely Fundamental Representations must be accurate in all respects as of the Effective Time), and Gold Royalty shall have received a certificate from Ely addressed to Gold Royalty and dated the Effective Date, signed on behalf of Ely by two of its senior executive officers (without personal liability), confirming the same as at the Effective Date;

(c)	no action, suit, proceeding or Tax reassessment, shall have been taken, threatened or pending under any applicable Law or by any Governmental Entity, and no Law, policy, decision or directive (having the force of Law) shall have been enacted, promulgated, amended or applied, in each case that (i) results, or could reasonably be expected to result, in any judgment or assessment of damages, directly or indirect, which, individually or in the aggregate, would result in an Ely Material Adverse Effect, (ii) if the Arrangement were consummated, would result in a Gold Royalty Material Adverse Effect, or (iii) prohibits or limits the ownership or operation by Gold Royalty or any of its affiliates of any material portion of the business or assets of Ely or compels Gold Royalty or any of its affiliates to dispose of or hold separate any material portion of the business or assets of Ely as a result of the Arrangement;

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(d)	since the date of this Agreement, there shall not have been any Ely Material Adverse Effect and Gold Royalty shall have received a certificate from Ely addressed to Gold Royalty and dated the Effective Date, signed on behalf of Ely by two of its senior executive officers (without personal liability), confirming the same as at the Effective Date; and

(e)	Dissent Rights shall not have been exercised by holders of more than five percent (5%) of the Ely Shares.

6.3	Additional Conditions Precedent to the Obligations of Ely

The obligations of Ely to complete the transactions contemplated by this Agreement shall also be subject to the following conditions precedent (each of which is for the exclusive benefit of Ely and may be waived by Ely at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that Ely may have):

(a)	all covenants of Gold Royalty under this Agreement to be performed on or before the Effective Time shall have been duly performed by Gold Royalty in all material respects, and Ely shall have received a certificate from Gold Royalty, addressed to Ely and dated the Effective Date, signed on behalf of Gold Royalty, by two of their senior executive officers (without personal liability), confirming the same as at the Effective Date;

(b)	all representations and warranties of Gold Royalty set forth in this Agreement shall be true and correct (disregarding for this purpose all materiality or Gold Royalty Material Adverse Effect qualifications contained therein) as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date) except, in the case of representations other than the Gold Royalty Fundamental Representations, where any failure or failures of such representations or warranties to be so true and correct would not individually or in the aggregate result in a Gold Royalty Material Adverse Effect (it being understood that it is a separate condition precedent to the obligations of Ely that the Gold Royalty Fundamental Representations must be accurate in all respects as of the Effective Time), and Ely shall have received a certificate from Gold Royalty, addressed to Ely and dated the Effective Date, signed on behalf of Gold Royalty by two of their senior executive officers (without personal liability), confirming the same as at the Effective Date;

(c)	no action, suit or proceeding, shall have been taken under any applicable Law or by any Governmental Entity, and no Law, policy, decision or directive (having the force of Law) shall have been enacted, promulgated, amended or applied, in each case that (i) results in any judgment or assessment of damages, directly or indirect, which, individually or in the aggregate, has had or would be reasonably expected to have a Gold Royalty Material Adverse Effect, or (ii) if the Arrangement were consummated, would result in a Gold Royalty Material Adverse Effect;

(d)	since the date of this Agreement, there shall not have been any Gold Royalty Material Adverse Effect and Ely shall have received a certificate from Gold Royalty, addressed to Ely and dated the Effective Date, signed on behalf of Gold Royalty, as applicable, by two of its senior executive officers (without personal liability), confirming the same as at the Effective Date;

(e)	Gold Royalty shall have complied with its obligations under Section 2.9 and the Depositary shall have confirmed receipt of the Consideration contemplated thereby;

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(f)	Gold Royalty shall have delivered evidence satisfactory to Ely of the conditional approval of the listing and posting for trading on the NYSE American, of the Gold Royalty Shares to be issued as Consideration for the Ely Shares pursuant to the Plan of Arrangement, subject only to conditions that are customary for the NYSE American in such transactions; and

(g)	on the Effective Date, Clarence Wasser shall be appointed to the Gold Royalty Board or, if he is unable or unwilling to act, another individual nominated by Ely and acceptable to Gold Royalty, acting reasonably, shall be appointed to the Gold Royalty Board.

6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released upon delivery by the Parties of written confirmation of the Effective Date. For greater certainty and notwithstanding anything else in this Agreement, the conditions set forth in this Article 6 for the benefit of a Party are the only conditions to such Party’s obligations to complete the Arrangement.

ARTICLE 7
ADDITIONAL AGREEMENTS

7.1	Notice and Cure Provisions

Each Party shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date of this Agreement, until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(a)	cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any respect on the date of this Agreement, or at the Effective Time;

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time; or

(c)	result in the failure to satisfy any of the conditions precedent in favour of the other Party contained in Section 6.1, Section 6.2 or Section 6.3, as the case may be.

Gold Royalty may not exercise its right to terminate this Agreement pursuant to Section 8.2.1(c)(ii) and Ely may not exercise its right to terminate this Agreement pursuant to Section 8.2.1(d)(ii) unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the expiration of a period of ten (10) Business Days from such notice, and then only if such matter has not been cured by such date. If such written notice has been delivered prior to the Ely Meeting or the making of the application for the Final Order, such Ely Meeting may, at the option of the non-breaching party, be adjourned or the hearing for the Final Order postponed, as applicable, until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein without an Ely Material Adverse Effect or a Gold Royalty Material Adverse Effect, this Agreement may not be terminated as a result of the cured breach.

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7.2	Ely Non-Solicitation

7.2.1	Except as otherwise expressly provided in this Section 7.2, Ely shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of Ely or any of its subsidiaries (collectively, the “Ely Representatives”) or any subsidiary (and Ely shall cause the Ely Representatives and its subsidiaries not to):

(a)	make, solicit, initiate, promote, entertain, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing information (including any site visit) or entering into any form of agreement, arrangement or understanding (other than a confidentiality agreement in accordance with Section 7.2.3)) any offer, proposal, expression of interest or inquiry that constitutes, or that could reasonably be expected to lead to, an Acquisition Proposal;

(b)	enter into or otherwise engage or participate in any discussions or negotiations with any person (other than Gold Royalty or any of its affiliates) regarding an Acquisition Proposal or that reasonably could be expected to constitute or lead to an Acquisition Proposal or any offer, proposal, expression of interest or inquiry that constitutes or that could reasonably be expected to lead to an Acquisition Proposal; provided that Ely or its Representatives shall be permitted to advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal if the Ely Board has so determined in compliance with the terms of this Article 7;

(c)	take no position or remain neutral with respect to, or agree to, approve, accept, endorse or recommend, or propose publicly to agree to, approve, accept, endorse or recommend any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period exceeding five (5) Business Days after such Acquisition Proposal has been publicly announced will be deemed to constitute a violation of this Section 7.2.1(c));

(d)	accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than a confidentiality agreement in accordance with Section 7.2.3);

(e)	make or propose publicly to make an Ely Change in Recommendation; or

(f)	make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the approval, recommendation or declaration of advisability of the Ely Board of the transactions contemplated hereby.

7.2.2	Ely shall, and shall cause its subsidiaries and any Ely Representatives to, immediately cease and cause to be terminated any solicitation, knowing encouragement, discussion, negotiation or other activities with any persons conducted prior to the date hereof by Ely, its subsidiaries or any Ely Representatives with respect to any Acquisition Proposal, and, in connection therewith, Ely shall discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible, and in any event no later than one Business Day following the date of this Agreement, request, to the extent that it is legally entitled to do so (and use its commercially reasonable efforts to ensure that such requests are observed) the return or destruction of all confidential information regarding Ely and its subsidiaries previously provided to any such person or any other person and shall request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any confidential information regarding Ely and its subsidiaries, provided that Ely may continue to allow access to due diligence materials to one other third party in strict accordance with the pre-existing contractual rights of such party. Ely agrees that neither it nor any of its subsidiaries shall terminate, waive, amend, modify or release any person from any provision of any existing confidentiality agreement or any standstill agreement to which Ely or any of its subsidiaries is a party. Ely shall promptly and diligently enforce all standstill, non-disclosure, non-disturbance, non-solicitation, use, business purpose and similar covenants to which it or any of its subsidiaries is party.

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7.2.3	Notwithstanding Sections 7.2.1 and 7.2.2 and any other provision of this Agreement, if at any time following the date of this Agreement, and prior to the approval by the Ely Shareholders of the Ely Resolution, provided that Ely is then in compliance with all of its obligations under this Agreement (including under Sections 7.2.1 and 7.2.2), Ely receives a bona fide unsolicited written Acquisition Proposal that the Ely Board determines in good faith, after consultation with the Ely Financial Advisors and outside legal counsel, constitutes or could reasonably be expected to constitute or result in a Superior Proposal then Ely may, provided it has first complied with Section 7.2.4 and has first entered into, and provided to Gold Royalty an executed copy of, a confidentiality and standstill agreement with such person (the terms of which shall be no more favourable to such person than the Confidentiality Agreement and shall not permit such person to acquire any Ely Securities):

(a)	contact such person solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal;

(b)	furnish information with respect to Ely and its subsidiaries to the person making such Acquisition Proposal; or

(c)	participate in discussions or negotiations with the persons making such Acquisition Proposal,

provided that Ely shall not, and shall not allow its Ely Representatives to, disclose any non-public information to such person if such non-public information has not been previously provided to, or is not concurrently provided to, Gold Royalty.

7.2.4	Ely shall promptly (and in any event within twenty-four (24) hours of receipt by Ely, any of its subsidiaries or any Ely Representative) notify Gold Royalty, at first orally and then in writing, of: (i) any offer, proposal, expression of interest or inquiry (orally or in writing) relating to, that constitutes or that could reasonably be expected to lead to an Acquisition Proposal, (ii) any request for discussions or negotiations relating to, that constitutes or that could reasonably be expected to lead to an Acquisition Proposal, and (iii) any request for non-public information relating to Ely or any of its subsidiaries or for access to the properties, books or records of Ely or any of its subsidiaries in connection with any actual or potential Acquisition Proposal, in each case received on or after the date of this Agreement, of which Ely or any of its subsidiaries, or the Ely Representatives, is or becomes aware, or any changes, amendments or modifications to any of the foregoing. Such notice shall include a description of the terms and conditions of any such Acquisition Proposal or offer, proposal, expression of interest, inquiry or request, the identity of the person making such Acquisition Proposal or such offer, proposal, expression of interest, inquiry or request, a copy and all material written communications related thereto and provide such other material details of such Acquisition Proposal or offer, proposal, expression of interest, inquiry or request which are known to Ely. Ely shall keep Gold Royalty fully informed on a prompt basis of the status of, including any change, amendment or modification to the terms, and details of any discussion or negotiations with respect to, any such Acquisition Proposal or offer, proposal, expression of interest, inquiry or request and Ely shall respond promptly to all inquiries by Gold Royalty with respect thereto.

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7.2.5	Notwithstanding anything in this Agreement to the contrary, but subject to Section 7.3, if at any time following the date of this Agreement, and prior to the approval by the Ely Shareholders of the Ely Resolution, provided that Ely is then in compliance with all of its obligations under this Agreement (including being in compliance and not having breached any provisions under this Section 7.2), Ely receives a bona fide unsolicited written Acquisition Proposal that the Ely Board determines in good faith, after consultation with the Ely Financial Advisors and its outside legal counsel, constitutes a Superior Proposal, the Ely Board may, subject to compliance with the procedures set forth in Section 7.3 and Section 8.2 (including without limitation the payment of the Termination Fee and the Gold Royalty Expense Reimbursement) terminate this Agreement in order to enter into a binding written agreement with respect to such Superior Proposal.

7.2.6	Ely will not become a party to any Contract with any person subsequent to the date hereof that limits or prohibits Ely from (a) providing or making available to Gold Royalty and its affiliates and Representatives any information provided or made available to such person or its officers, directors, employees, consultants, advisors, agents or other representatives (including solicitors, accountants, investment bankers and financial advisors) pursuant to any confidentiality agreement described in this Section 7.2, or (b) providing Gold Royalty and its affiliates and representatives with any other information required to be given to it by Ely under this Section 7.2.6.

Subject to the provisions of Sections 7.2 and 7.3, nothing contained in this Agreement shall prevent Ely or the Ely Board from calling and holding a meeting of Ely Shareholders, or any of them, requisitioned by Ely Shareholders, or any of them, in accordance with the BCBCA or ordered to be held by a court in accordance with applicable Laws.

7.3	Right to Match

7.3.1	Ely covenants that it shall not approve, accept, endorse, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality and standstill agreement permitted by Section 7.2.3) unless:

(a)	Ely has complied with its obligations under Section 7.2 and this Section 7.3 and has provided Gold Royalty with a copy of the Superior Proposal (and, if the consideration proposed under the Superior Proposal includes non-cash consideration, a written notice from the Ely Board setting out the value or range of values in financial terms that the Ely Board, in consultation with the Ely Financial Advisors, determined in good faith should be ascribed to such non-cash consideration);

(b)	a period (the “Response Period”) of five (5) Business Days has elapsed from the date that is the later of (i) the date on which Gold Royalty receives written notice from the Ely Board that the Ely Board has determined, subject only to compliance with this Section 7.3, to approve, accept, endorse, recommend or enter into a binding written agreement with respect to the Superior Proposal, and (ii) the date Gold Royalty receives a copy of the Superior Proposal (and, if the consideration proposed under the Superior Proposal includes non-cash consideration, a written notice from the Ely Board setting out the value or range of values in financial terms that the Ely Board, in consultation with the Ely Financial Advisors, determined in good faith should be ascribed to such non-cash consideration) from Ely that the Ely Board determined, subject only to compliance with this Section 7.3, to approve, accept, endorse, recommend or enter into a binding written agreement with respect to the Superior Proposal;

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(c)	if Gold Royalty has proposed to amend the terms of this Agreement in accordance with Section 7.3.2, then, as required by Section 7.3.2, the Ely Board shall have determined in good faith, after consultation with the Ely Financial Advisors and outside counsel, that the Acquisition Proposal continues to constitute a Superior Proposal after taking into account such amendments;

(d)	Ely shall have terminated this Agreement pursuant to Section 8.2.1(d)(i); and

(e)	Ely shall have previously paid or caused to be paid, or concurrently pays or causes to be paid, to Gold Royalty (or as Gold Royalty may direct by notice in writing) the Termination Fee.

7.3.2	During the Response Period, Gold Royalty shall have the right, but not the obligation, to offer to amend the terms of this Agreement and the Plan of Arrangement. During the Response Period, Ely shall negotiate in good faith with Gold Royalty to enable Gold Royalty to make such amendments to the terms of this Agreement and the Plan of Arrangement as would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal. Within five (5) Business Days (the “Review Period”) of any such offer by Gold Royalty to amend the terms of this Agreement and the Plan of Arrangement, including an increase in, or modification of, the aggregate Consideration, the Ely Board shall review and determine whether the Acquisition Proposal to which Gold Royalty is responding would continue to be a Superior Proposal when assessed against this Agreement and against the Plan of Arrangement as they are proposed by Gold Royalty to be amended. Such determination to be made by the Ely Board shall be communicated to Gold Royalty by the end of the Review Period. If the Ely Board determines that the Acquisition Proposal to which Gold Royalty is responding would not continue to be a Superior Proposal when assessed against this Agreement and the Plan of Arrangement as they are proposed by Gold Royalty to be amended, Ely shall enter into an amendment to this Agreement to give effect to such amendments and the Ely Board shall promptly reaffirm its recommendation of the Plan of Arrangement on the same basis as described in Section 2.6(b) by the prompt issuance of a press release to that effect.

7.3.3	Where Ely has provided Gold Royalty notice pursuant to Section 7.3.1(b) less than seven (7) calendar days prior to the Ely Meeting, if requested to do so by Gold Royalty, Ely shall, postpone or adjourn the Ely Meeting to a date that is not less than five (5) Business Days and not more than ten (10) Business Days after the date of such notice; provided, however, that in the event that the Ely Meeting is so postponed or adjourned, the Meeting Deadline and the Outside Date shall be extended by the same number of days as the Ely Meeting has been postponed or adjourned.

7.3.4	Each successive amendment to any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 7.3 and Gold Royalty shall be afforded a new Response Period and the rights afforded in paragraph 7.3.2 in respect of each such Acquisition Proposal.

7.3.5	Notwithstanding any of the provisions of Section 7.2 and 7.3, the Ely Board shall have the right to respond, within the time and in the manner required by applicable Securities Laws, to any take-over bid or tender or exchange offer made for the Ely Shares that it determines is not a Superior Proposal; provided that:

(a)	Gold Royalty and its counsel have been provided with a reasonable opportunity to review and comment on any such response and the Ely Board shall give reasonable consideration to such comments; and

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(b)	notwithstanding that the Ely Board may be permitted to respond in the manner set out herein to a take-over bid, the Ely Board shall not be permitted to make an Ely Change in Recommendation unless the provisions of Section 7.2 and 7.3 are met.

7.4	Termination Fee and Expenses

7.4.1	Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

7.4.2	If a Termination Fee Event occurs, Ely shall pay, or cause to be paid, to Gold Royalty or as Gold Royalty shall direct (by wire transfer of immediately available funds) the Termination Fee in accordance with Section 7.4.5.

7.4.3	For the purposes of this Agreement, “Termination Fee” means $10,000,000.

7.4.4	For the purposes of this Agreement, “Termination Fee Event” means the termination of this Agreement:

(a)	by Gold Royalty pursuant to Section 8.2.1(c)(i) [Ely Change in Recommendation] or 8.2.1(c)(iii) [Ely willful breach of Section 7.2];

(b)	by Ely pursuant to Section 8.2.1(d)(i) [Superior Proposal]; or

(c)	by either Party pursuant to Section 8.2.1(b)(i) [Effective Time has not occurred before the Outside Date], Section 8.2.1(c)(iv) [Failure to hold the Ely Meeting before the Meeting Deadline], provided that such event does not arise as a result of a breach of this Agreement by Gold Royalty, or Section 8.2.1(b)(iii) [Ely Resolution not approved at Ely Meeting] or by Gold Royalty pursuant to Section 8.2.1(c)(ii) [Ely breach], but only if, in the case of this paragraph (c), prior to the termination of this Agreement, an Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to Ely shall have been made or publicly announced by any person (other than Gold Royalty or any of its affiliates) and, if the Ely Meeting is held prior to such termination, has not expired or been withdrawn at least ten (10) days prior to the Ely Meeting; and

(i)	within twelve (12) months following the date of such termination such Acquisition Proposal is consummated; or

(ii)	within twelve (12) months following the date of such termination Ely or one or more of its subsidiaries enters into a binding written agreement in respect of, or the Ely Board approves or recommends, an Acquisition Proposal and that transaction is subsequently consummated at any time thereafter, provided that, for purposes of this Section 7.4.4(c), the term “Acquisition Proposal” shall have the meaning ascribed to such term in Section 1.1 except that each reference to “20%” therein shall be deemed to be a reference to “50%”.

7.4.5	If a Termination Fee Event occurs pursuant to Section 7.4.4(a), the Termination Fee shall be payable by Ely to Gold Royalty within two (2) Business Days following such Termination Fee Event. If a Termination Fee Event occurs pursuant to Section 7.4.4(b), the Termination Fee shall be paid by Ely to Gold Royalty in accordance with Section 7.3.1(e). If an Ely Termination Fee Event occurs in the circumstances set out in Section 7.4.4(c), the Termination Fee shall be payable by Ely to Gold Royalty within two (2) Business Days following the closing of the applicable transaction referred to therein.

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7.4.6	For the purposes of this Agreement, a “Gold Royalty Expense Reimbursement Event” means the termination of this Agreement by Gold Royalty pursuant to Section 8.2.1(b)(i) [Effective Time has not occurred before the Outside Date], Section 8.2.1(c)(ii) [Ely breach] or Section 8.2.1(c)(iv) [Failure to hold the Ely Meeting before the Meeting Deadline].

7.4.7	For the purposes of this Agreement, an “Ely Expense Reimbursement Event” means the termination of this Agreement by Ely pursuant to Section 8.2.1(d)(ii) [Gold Royalty breach].

7.4.8	For the purposes of this Agreement, the “Gold Royalty Expense Reimbursement” means the amount of $2,000,000. For the purposes of this Agreement, the “Ely Expense Reimbursement” means the amount of $2,000,000.

7.4.9	If a Gold Royalty Expense Reimbursement Event occurs, Ely shall pay to Gold Royalty the Gold Royalty Expense Reimbursement within two (2) Business Days following such Gold Royalty Expense Reimbursement Event. If an Ely Expense Reimbursement Event occurs, Gold Royalty shall pay to Ely the Ely Expense Reimbursement within two (2) Business Days following such Ely Expense Reimbursement Event.

7.4.10	For greater certainty: (i) in no event shall Ely be required to pay the Termination Fee on more than one occasion whether or not the Termination Fee is payable at different times or upon the occurrence of different Termination Fee Events; (ii) in no event shall Ely be required to pay the Gold Royalty Expense Reimbursement on more than one occasion whether or not the Gold Royalty Expense Reimbursement is payable at different times or upon the occurrence of different Gold Royalty Expense Reimbursement Events; (iii) any Gold Royalty Expense Reimbursement actually paid by Ely to Gold Royalty pursuant to this Agreement shall be credited towards any Termination Fee that subsequently becomes payable by it; and (iv) in no event shall Gold Royalty be required to pay the Ely Expense Reimbursement on more than one occasion whether or not the Ely Expense Reimbursement is payable at different times or upon the occurrence of different Ely Expense Reimbursement Events.

7.4.11	The Parties acknowledge that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 7.4 are payments of liquidated damages which are a genuine pre-estimate of the damages which Gold Royalty or Ely, as the case may be, will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and are not penalties. The Parties irrevocably waive any right they may have to raise as a defense that any such liquidated damages are excessive or punitive.

7.4.11	Nothing in this Section 7.4 shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of an intentional or willful breach of this Agreement.

7.4.12	Nothing in this Section 7.4 shall preclude the Parties from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

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7.5	Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, each Party shall, and shall cause its subsidiaries and their respective officers, directors, employees, contractors, consultants, independent auditors, accounting advisers and agents to, afford to each other Party and to the officers, employees, agents and representatives of each other Party such access as such other Party may reasonably require at all reasonable times, including, in the case of Ely, for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall furnish such other Party with all data and information as such other Party may reasonably request. In addition, and without limiting the foregoing, each Party shall continue to maintain and update the Data Room Information, and shall provide such other Party with access to such data room, up until the Effective Time in respect of any new information that arises after the date of this Agreement that otherwise would have been so disclosed in the virtual data room prior to the date hereof; provided, however, that the foregoing and any investigation or review by a Party and its respective advisors shall not mitigate, diminish or affect the representations, warranties or covenants of another Party contained in this Agreement. The Parties acknowledge and agree that information furnished pursuant to this Section 7.5 shall be “Information” as defined in the Confidentiality Agreement and shall be governed by the Confidentiality Agreement.

7.6	Insurance and Indemnification

7.6.1	Prior to the Effective Date, Ely shall, in reasonable consultation with Gold Royalty, purchase (and fully pay a single premium for) customary “tail” policies of directors’ and officers’ liability insurance from an insurance carrier with the same or better credit rating as Ely’s current insurance carriers with respect to directors’ and officers’ liability insurance providing protection for a claims reporting or discovery period beginning at the Effective Time and continuing for not less than seven (7) years from and after the Effective Time and with terms and conditions (including retentions and limits of liability) no less favourable in the aggregate than the protection provided by the policies maintained by Ely which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Gold Royalty shall, or shall cause Ely to, maintain such tail policies in effect without any reduction in scope or coverage for seven (7) years from the Effective Date, provided that the cost of such policies shall be on commercially reasonable terms, including that, in the event that Gold Royalty identifies an alternative insurer to Ely’s existing insurer that will provide the aforementioned policies (including providing protections that are no less favourable than those of Ely’s existing directors’ and officers’ insurance policies) on terms that are materially more economically favourable (including by having Gold Royalty acquire the policy directly on behalf of Ely in satisfaction of Ely’s obligations in this Section 7.6.1), the Parties will work together, acting reasonably and in good faith, to acquire such policies from such alternative insurer.

7.6.2	Gold Royalty agrees that it shall cause Ely and its subsidiaries to honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Ely and its subsidiaries to the extent that they are disclosed in Schedule 7.6.2 of the Ely Disclosure Letter, and acknowledges that such rights, to the extent that they are disclosed in Schedule 7.6.2 of the Ely Disclosure Letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than seven (7) years from the Effective Date.

7.6.3	If Ely or Gold Royalty or any of their successors or assigns shall (i) amalgamate, consolidate with or merge or wind-up in any other person and shall not be the continuing or surviving corporation or entity, or (ii) transfer all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions shall be made so that the successors and assigns and transferees of Ely or Gold Royalty, as the case may be, shall assume all of the obligations of Ely or Gold Royalty, as applicable, set forth in this Section 7.6.

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ARTICLE 8
TERM, TERMINATION, AMENDMENT AND WAIVER

8.1	Term

This Agreement shall be effective from the date of this Agreement, until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2	Termination

8.2.1	This Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Ely Resolution by the Ely Shareholders or the Arrangement by the Court):

(a)	by mutual written agreement of Ely and Gold Royalty; or

(b)	by either Ely or Gold Royalty, if:

(i)	the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 8.2.1(b)(i) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

(ii)	after the date of this Agreement, there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Ely or Gold Royalty from consummating the Arrangement and such applicable Law or enjoinment shall have become final and non-appealable shall not be available to any Party unless such Party has used commercially reasonable efforts to, as applicable, appeal or overturn or otherwise have it lifted or rendererd non-applicable in respect of the Arrangement; or

(iii)	the Ely Meeting has occurred and the Ely Resolution shall have failed to receive the requisite vote for approval from Ely Shareholders at the Ely Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order, provided that a Party may not terminate this Agreement pursuant to this Section 8.2.1(b)(iii) if the failure to receive the approval from Ely Shareholders has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(c)	by Gold Royalty, if:

(i)	the Ely Board (A) fails to provide the Ely Board Recommendation, (B) withdraws, withholds, amends, modifies or qualifies, or proposes publicly to withdraw, withhold, amend, modify or qualify the Ely Board Recommendation, (C) approves, accepts, endorses, or recommends or proposes publicly to approve, accept, endorse or recommend, any Acquisition Proposal, or (D) fails to reaffirm the Ely Board Recommendation within five (5) Business Days (and in any case prior to the Ely Meeting) after having been requested in writing by Gold Royalty to do so (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of five (5) Business Days (or beyond the time of the Ely Meeting, if sooner) shall be considered a failure of the Ely Board to reaffirm its recommendation within the requisite time period) (each of the foregoing being referred to as an “Ely Change in Recommendation”);

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(ii)	subject to Section 7.1, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Ely set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Gold Royalty is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied;

(iii)	without limiting the generality of Section 8.2.1(c)(ii), Ely willfully or materially breaches any of its obligations or covenants set forth in Section 7.2 or Section 7.3;

(iv)	the Ely Meeting has not occurred on or before the Meeting Deadline; provided that the right to terminate this Agreement pursuant to this Section 8.2.1(c)(iv) shall not be available to Gold Royalty if the failure by Gold Royalty to fulfil any obligation hereunder is the cause of, or results in, the failure of the Ely Meeting to occur on or before such date; or

(v)	an Ely Material Adverse Effect occurs that is incapable of being cured on or before the Outside Date; or

(d)	by Ely, if:

(i)	the Ely Board authorizes Ely, subject to complying with the terms of this Agreement, to enter into a binding written agreement relating to a Superior Proposal; provided that concurrent with such termination, Ely pays, or causes to be paid, the Termination Fee and the Gold Royalty Expense Reimbursement payable pursuant to Section 7.4;

(ii)	subject to Section 7.1, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Gold Royalty set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Ely is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied;

(iii)	Gold Royalty does not provide or cause to be provided to the Depositary, the Consideration in the manner and at the time contemplated by Section 2.9 hereof; or

(iv)	a Gold Royalty Material Adverse Effect occurs that is incapable of being cured on or before the Outside Date.

8.2.2	The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Section 8.2.1(a)) shall give written notice of such termination to the other Party.

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8.2.3	If this Agreement is terminated pursuant to this Section 8.2, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except as otherwise expressly contemplated hereby, and provided that the provisions of this Section 8.2.3 and Sections 7.4, 9.2, 9.3, 9.4, 9.6, 9.7, as well as the confidentiality provisions of Section 7.5 and the provisions of the Confidentiality Agreement, shall survive any termination hereof pursuant to Section 8.2.1; provided further that neither the termination of this Agreement nor anything contained in this Section 8.2 shall relieve a Party from any liability arising prior to such termination.

8.3	Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Ely Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

8.4	Waiver

Either Party may (i) extend the time for the performance of any of the obligations or acts of the other Party, (ii) waive compliance, except as provided herein, with any of the other Party’s agreements, covenants or obligations, or the fulfilment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

ARTICLE 9
GENERAL PROVISIONS

9.1	Privacy

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about identifiable individuals in connection with the transactions contemplated hereby (the “Transaction Personal Information”). Neither Party shall disclose Transaction Personal Information originally collected by the other Party to any person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If Gold Royalty completes the transactions contemplated by this Agreement, Gold Royalty shall not, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information originally collected by Ely:

(a)	for purposes other than those for which such Transaction Personal Information was collected by Ely prior to the Effective Date; and

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(b)	which does not relate directly to the carrying on of the business of Ely or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

The Parties shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. Gold Royalty shall cause its advisors to observe the terms of this Section 9.1 and to protect and safeguard all Transaction Personal Information in their possession. If this Agreement shall be terminated, each Party shall promptly deliver to the other Party all Transaction Personal Information originally collected by such other Party in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof, except, unless prohibited by applicable Law, for electronic backup copies made automatically in accordance with the usual backup procedures of the Party returning such Transaction Personal Information.

9.2	Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by e-mail or as of the following Business Day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to Gold Royalty:

Gold Royalty Corp.

1030 West Georgia Street

Vancouver, British Columbia V6E 2Y3

Attention:	David Garofalo, Chairman, President and Chief Executive Officer
Email:	dgarofalo@goldroyalty.com

with a copy (which shall not constitute notice) to:

Sangra Moller LLP

1000 Cathedral Place

925 West Georgia Street

Vancouver, British Columbia V6C3L2

Attention:	Rod Talaifar, Partner
Email:	rtalaifar@sangramoller.com

(b)	if to Ely:

Ely Gold Royalties Inc.

2833-5955 Burrard Street

Vancouver, British Columbia V7X 1K8

Attention:	Clarence Wasser, President and Chief Executive Officer
Email:	trey@elygoldinc.com

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with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

Suite 2200, HSBC Building

885 West Georgia Street

Vancouver, British Columbia V6C 3E8

Attention:	Jennifer Traub, Partner
Email:	jtraub@cassels.com

with a copy (which shall not constitute notice) to:

Dentons Canada LLP

20th Floor, 250 Howe Street

Vancouver, British Columbia V6C 3R8

Attention:	David Hunter, Partner
Email:	david.hunter@dentons.com

9.3	Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and the Arrangement.

9.4	Injunctive Relief

Subject to Section 7.4, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions and other equitable relief (including specific performance) to prevent breaches or threatened breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief (including specific performance) hereby being waived.

9.5	Time of Essence

Time shall be of the essence in this Agreement.

9.6	Entire Agreement, Binding Effect and Assignment

Gold Royalty may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, an affiliate of Gold Royalty, provided that if such assignment and/or assumption takes place, Gold Royalty shall continue to be liable jointly and severally with such affiliate for all of its obligations hereunder. Gold Royalty shall provide Ely with written notice of such assignment on or before 5:00 p.m. (Vancouver time) on the Business Day following such assignment. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

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This Agreement (including the exhibits and schedules hereto and the Ely Disclosure Letter and Gold Royalty Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any person other than the Parties any rights or remedies hereunder. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.

9.7	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.8	Further Assurances

Each Party shall use all commercially reasonable efforts, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments as reasonably required by any other Party as necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Effective Date.

9.9	No Third Party Beneficiaries

Except for the provisions of Sections 5.7 and 7.6 which, without limitation to their terms are intended as stipulations for the irrevocable benefit of and shall be enforceable by, the third persons mentioned in such provision, this Agreement is not intended to confer any rights or remedies upon any person other than the Parties to this Agreement.

9.10	Mutual Interest

Notwithstanding the fact that any part of this Agreement has been drafted or prepared by or on behalf of one of the Parties, the Parties confirm that they and their respective counsel have reviewed and negotiated this Agreement and that the Parties have adopted this Agreement as the joint agreement and understanding of the Parties, and the language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and the Parties waive the application of any Laws or rule or construction providing that ambiguities in any agreement or other document will be construed against the Party drafting such agreement or other document and agree that no rule of construction providing that a provision is to be interpreted in favour of the person who contracted the obligation and against the person who stipulated it will be applied against any Party.

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9.11	Counterparts and Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

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IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

GOLD ROYALTY CORP.

By:	/s/ David Garofalo
Name:	David Garofalo
Title:	Chief Executive Officer and President

ELY GOLD ROYALTIES INC.

By:	/s/ Trey Wasser
Name:	Trey Wasser
Title:	President & CEO

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SCHEDULE A

PLAN OF ARRANGEMENT

(see attached)

PLAN OF ARRANGEMENT

UNDER SECTION 288 OF THE

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“Amalco” has the meaning ascribed thereto in Section 3.1(h);

(b)	“Arrangement” means the arrangement under section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 of the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Interim Order or Final Order with the consent of Gold Royalty and Ely, each acting reasonably;

(c)	“Arrangement Agreement” means the arrangement agreement dated June 21, 2021, between Gold Royalty and Ely, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

(d)	“Arrangement Resolution” means the special resolution of the Ely Shareholders approving this Plan of Arrangement, to be substantially in the form and content of Schedule “A” to the Arrangement Agreement, to be considered, and if deemed advisable, passed with or without variation, by the Ely Shareholders at the Ely Meeting;

(e)	“BCBCA” means the Business Corporations Act (British Columbia);

(f)	“Business Day” means any day, other than a Saturday, a Sunday or any other day on which the principal chartered banks located in Vancouver, British Columbia are not open for business during normal banking hours;

(g)	“Cash Alternative” has the meaning ascribed thereto in Section 3.2(a);

(h)	“Cash Consideration” means, for each Ely Share, $1.46 in cash;

(i)	“Consideration” means the consideration payable under this Plan of Arrangement in respect of each Ely Share;

(j)	“Court” means the Supreme Court of British Columbia;

(k)	“Depositary” means AST Trust Company (Canada), in its capacity as depositary for the Arrangement or such other person as may by appointed by Ely to act as depositary in relation to the Arrangement, with the approval of Gold Royalty;

(l)	“Dissent Rights” has the meaning ascribed thereto in Section 5.1;

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(m)	“Dissent Share” means an Ely Share in respect of which a Dissenting Shareholder has validly exercised Dissent Rights in strict accordance with Article 5 of this Plan of Arrangement;

(n)	“Dissenting Shareholder” means a registered Ely Shareholder that validly exercises Dissent Rights in respect of all Ely Shares held by such Ely Shareholder;

(o)	“Effective Date” means the date designated by Gold Royalty and Ely by notice in writing as the effective date of the Arrangement, after all of the conditions to the completion of the Arrangement as set out in the Arrangement Agreement and the Final Order have been satisfied or waived;

(p)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as Ely and Gold Royalty may agree upon in writing;

(q)	“Election Deadline” means 4:30 p.m. (Vancouver time) on the third (3rd) Business Day immediately prior to the date of the Ely Meeting;

(r)	“Eligible Holder” means a beneficial owner of Ely Shares or Ely Options immediately prior to the Effective Time (other than a Dissenting Shareholder) who is: (a) a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person), or (b) a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

(s)	“Ely” means Ely Gold Royalties Inc.;

(t)	“Ely Circular” means the notice of the Ely Meeting and the accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to Ely Securityholders in connection with the Ely Meeting, as amended, supplemented or otherwise modified from time to time;

(u)	“Ely Meeting” means the special meeting of Ely Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

(v)	“Ely Option” means a right and option to purchase one or more Ely Shares granted pursuant to the Ely Stock Option Plan or otherwise enforceable against Ely;

(w)	“Ely Optionholder” means a holder of one or more Ely Options;

(x)	“Ely Securities” means, collectively, Ely Shares, Ely Options and Ely Warrants;

(y)	“Ely Securityholder” means a holder of one or more of the Ely Securities;

(z)	“Ely Shareholder” means a holder of one or more Ely Shares;

(aa)	“Ely Shares” means the common shares in the authorized capital of Ely;

(bb)	“Ely Stock Option Plan” means the Ely Stock Option Plan approved by Ely Shareholders at its annual and special meeting held on May 6, 2020;

(cc)	“Ely Warrant” means the outstanding warrants issued by Ely to purchase Ely Shares;

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(dd)	“Ely Warrantholder” means a holder of one or more Ely Warrants;

(ee)	“Exchange Ratio” means 0.2450;

(ff)	“Final Order” means the order made after the application to the Court pursuant to subsection 291(4) of the BCBCA, in form and substance acceptable to Ely and Gold Royalty, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement as such order may be amended, affirmed, modified, supplemented or varied by the Court (with the consent of Ely and Gold Royalty, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such affirmation, amendment, modification, supplement or variation is acceptable to Ely and Gold Royalty, each acting reasonably) on appeal;

(gg)	“Gold Royalty” means Gold Royalty Corp.;

(hh)	“Gold Royalty Shares” means the common shares in the authorized capital of Gold Royalty;

(ii)	“In-the-Money Amount” in respect of an Ely Option means the amount, if any, by which the Cash Consideration exceeds the exercise price under the terms of such Ely Option;

(jj)	“Interim Order” means the interim order made after the application to the Court pursuant to subsection 291(2) of the BCBCA, after being informed of the intention to rely upon the Section 3(a)(10) Exemption from registration under the U.S. Securities Act with respect to the Gold Royalty Shares to be issued pursuant to the Arrangement, in form and substance acceptable to Ely and Gold Royalty, each acting reasonably, providing for, among other things, the calling and holding of the Ely Meeting, as the same may be amended, affirmed, modified, supplemented or varied by the Court with the consent of Ely and Gold Royalty, each acting reasonably;

(kk)	“Letter of Transmittal” means the Letter of Transmittal and Election Form enclosed with the Ely Circular, pursuant to which, among other things, registered Ely Shareholders are required to deliver certificates representing Ely Shares and Ely Shareholders may elect to receive, in accordance with the election procedures set out in Section 3.2 and proration in accordance with Section 3.3 the consideration contemplated under the Cash Alternative or the Share Alternative;

(ll)	“Liens” means any hypothec, mortgage, pledge, assignment, lien, charge, security interest, adverse right or claim, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(mm)	“Maximum Aggregate Cash Consideration” means $84,000,000;

(nn)	“Maximum Aggregate Share Consideration” means 41,455,194 Gold Royalty Shares;

(oo)	“Merger” has the meaning ascribed thereto in Section 3.1(h);

(pp)	“Parties” means Gold Royalty and Ely, and “Party” means either of them;

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(qq)	“Plan of Arrangement” means this Plan of Arrangement, as amended or supplemented from time to time in accordance with the terms hereof;

(rr)	“Section 3(a)(10) Exemption” means the exemption from the registration requirements of the U.S. Securities Act, as amended, provided by Section 3(a)(10) of the U.S. Securities Act;

(ss)	“Section 85 Election” has the meaning ascribed thereto in Section 3.7;

(tt)	“Share Alternative” has the meaning ascribed thereto in Section 3.2(a);

(uu)	“Share Consideration” means, for each Ely Share, 0.2450 of a Gold Royalty Share;

(vv)	“Subco” means 1310560 B.C. Ltd., a wholly-owned direct subsidiary of Gold Royalty;

(ww)	“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

(xx)	“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act;

(yy)	“Total Cash Consideration” has the meaning ascribed thereto in Section 3.3(a);

(zz)	“Total Share Consideration” has the meaning ascribed thereto in Section 3.3(b); and

(aaa)	“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended from time to time and the rules and regulations of the SEC promulgated thereunder.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

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1.5	Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6	Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

1.7	Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.8	Time

Time shall be of the essence in every matter or action contemplated hereunder.

ARTICLE 2
ARRANGEMENT AGREEMENT AND EFFECT OF ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.

2.2	Effect of the Arrangement

This Plan of Arrangement and the Arrangement shall be binding upon Ely, Gold Royalty, Subco and the Ely Securityholders, including Dissenting Shareholders, as and from the Effective Time, without any further act or formality required on the part of any person except as expressly provided herein.

ARTICLE 3
ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further act or formality:

(a)	each Ely Option held by an Ely Optionholder that has not been exercised or surrendered prior to the Effective Time shall, without any further action by or on behalf of the holder, be deemed to be assigned and transferred by such holder to Ely (free and clear of any Liens), and the Ely Optionholder shall be entitled to receive from Ely an amount equal to the In-the-Money Amount payable in Ely Shares, with the number of Ely Shares issuable in payment thereof being equal to the In-the-Money Amount divided by the Cash Consideration, with any applicable withholdings deducted from such quotient and the resulting number of Ely Shares rounded down to the nearest whole number of Ely Shares, in full and final satisfaction of Ely’s obligations under such Ely Options;

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(b)	(i) each Ely Optionholder shall cease to be a holder of such Ely Options, (ii) such holder’s name shall be removed from the applicable register, (iii) the Ely Stock Option Plan and all agreements relating to the Ely Options shall be terminated and shall be of no further force and effect whatsoever, and (iv) such holder shall thereafter have only the right to receive the consideration to which they are entitled pursuant to Section 3.1(a) at the time and in the manner specified in Section 3.1(a);

(c)	each Dissenting Shareholder shall be deemed to transfer (free and clear of any Liens) to Gold Royalty all of the Dissent Shares held by such Dissenting Shareholder, without any further act or formality on its part, for the consideration set forth in Section 5.1 and in respect of such Dissent Shares:

(i)	the Dissenting Shareholder shall cease to be the holder thereof;

(ii)	the name of the Dissenting Shareholder shall be removed from the register maintained by or on behalf of Ely in respect of the Ely Shares;

(iii)	the Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to effect the transfer thereof; and

(iv)	the name of Gold Royalty shall be added to the register maintained by or on behalf of Ely in respect of the Ely Shares as the holder thereof;

(d)	each Ely Shareholder shall be deemed to transfer (free and clear of any Liens) to Gold Royalty each Ely Share held (other than any Ely Shares acquired by Gold Royalty from a Dissenting Shareholder under Section 3.1(c)),

(i)	in the case of an Ely Share for which an election of the Cash Alternative was made in accordance with Section 3.2(a), the Cash Consideration, or

(ii)	in the case of an Ely Share for which an election of the Share Alternative was made under Section3.2(a), or deemed to have been made under Section 3.2(d) or 5.1(b), the Share Consideration,

in each case subject to proration in accordance with Section 3.3 and, in respect of the Ely Shares so transferred,

(A)	the Ely Shareholder shall cease to be the holder thereof;

(B)	the name of the Ely Shareholder shall be removed from the register maintained by or on behalf of Ely in respect of the Ely Shares;

(C)	the Ely Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to effect the transfer thereof; and

(D)	the name of Gold Royalty shall be added to the register maintained by or on behalf of Ely in respect of the Ely Shares as the holder thereof;

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(e)	each Ely Warrant outstanding immediately prior to the Effective Time will thereafter represent the right of the holder thereof to receive on valid exercise thereof (including payment of the applicable exercise price under such Ely Warrant to Gold Royalty) by the applicable holder of such Ely Warrants, in lieu of Ely Shares that would have otherwise been issuable thereunder, such number of Gold Royalty Shares and, as applicable, cash as is equal to the Consideration per Ely Share that Ely Shareholders that elect the Share Alternative receive pursuant to Section 3.1(d)(ii) as adjusted by Section 3.3; and, other than as may be inconsistent with the terms hereof, each Ely Warrant shall continue to be governed by and be subject to the terms of the applicable certificate and/or indenture governing such Ely Warrant, subject to any supplemental indenture or exercise documents issued by Gold Royalty to the holders of the Ely Warrants to facilitate the exercise of the Ely Warrants. For the sake of clarity, upon completion of the transaction contemplated in this Section 3.1(e), the Ely Warrants will no longer represent an entitlement of the holder thereof to acquire Ely Shares and will only represent the right to acquire Gold Royalty Shares as contemplated in this Section 3.1(e), which former entitlement will be deemed to have been acquired by Gold Royalty;

(f)	the Ely Shares acquired by Gold Royalty pursuant to Sections 3.1(c) and 3.1(d) shall be deemed transferred (free and clear of any Liens) by Gold Royalty to Subco in exchange for the issuance of one common share of Subco for each Ely Share so transferred. Gold Royalty and Subco will file a joint tax election under subsection 85(1) of the Tax Act with respect to such transaction;

(g)	the stated capital of the Ely Shares shall be reduced to $1.00 without any repayment of capital in respect thereof;

(h)	at 4:00 p.m. on the Effective Date or such later date as designated by Ely and Subco, Ely and Subco shall merge (the “Merger”) to form one corporate entity (“Amalco”) with the same effect as if they had amalgamated under Section 269 of the BCBCA except that the separate legal existence of Ely shall not cease and Ely shall survive the Merger as Amalco. The Merger is intended to qualify as an amalgamation for the purposes of subsection 87(1) of the Tax Act;

(i)	without limiting the generality of Section 3.1(h), the separate legal existence of Subco shall cease without Subco being liquidated or wound up; Ely and Subco will continue as one company; and the properties and liabilities of Subco will become the properties and liabilities of Ely; and

(j)	from and after the Effective Date, at the time of the step contemplated in Section 3.1(h):

(i)	Amalco will continue to own and hold all property of Ely and will own and hold all of the property of Subco and, without limiting the provisions hereof, all rights of creditors or others will be unimpaired by such Merger, and all liabilities and obligations of Ely will continue to be liabilities and obligations of Amalco and all liabilities and obligations of Subco will continue to be liabilities and obligations of Amalco, in each case, whether arising by contract or otherwise, and such liabilities may be enforced against Amalco to the same extent as if such obligations had been incurred or contracted by it;

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(ii)	all rights, contracts, permits and interests of Ely and Subco will continue as rights, contracts, permits and interests of Amalco as if Ely and Subco continue and, for greater certainty, the Merger will not constitute a transfer or assignment of the rights or obligations of either of Ely or Subco under any such rights, contracts, permits and interests;

(iii)	any existing cause of action, claim or liability to prosecution will be unaffected;

(iv)	a civil, criminal or administrative action or proceeding pending by or against either Subco or Ely may be continued by or against Amalco;

(v)	a conviction against, or ruling, order or judgment in favour of or against either Subco or Ely may be enforced by or against Amalco;

(vi)	the name of Amalco shall be “Ely Gold Royalties Inc.”;

(vii)	Amalco shall be authorized to issue an unlimited number of common shares without par value;

(viii)	the Notice of Articles and Articles of Amalco shall be substantially in the form of the Notice of Articles and Articles of Ely;

(ix)	the first annual general meeting of Amalco will be held within 18 months from the Effective Date;

(x)	the first directors of Amalco following the Merger shall be the individuals who were directors of Subco immediately prior to the Effective Time;

(xi)	the first officers of Amalco following the Merger shall be the individuals, if any, who were officers of Subco immediately prior to the Effective Time;

(xii)	the stated capital of the common shares of Amalco will be an amount equal to the paid up capital, as that term is defined in the Tax Act, attributable to the shares of Subco immediately prior to the Merger; and

(xiii)	the Merger shall not constitute an acquisition of property of Ely or Subco by the other pursuant to the purchase of property or as a result of the distribution or winding-up of Ely or Subco,

it being expressly provided that the events provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

3.2	Election

With respect to the exchange of Ely Shares effected pursuant to Section 3.1(d):

(a)	each Ely Shareholder (other than Dissenting Shareholders) may elect to receive, in respect of each Ely Share held: (i) the Cash Consideration (the “Cash Alternative”); or (ii) the Share Consideration and $0.0001 in cash (the “Share Alternative”), subject to Sections 3.3, 3.4 and 3.6;

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(b)	the election provided for in Section 3.2(a) shall be made by each Ely Shareholder by depositing with the Depositary, before the Election Deadline, a duly completed Letter of Transmittal indicating such holder’s election, together with any certificates representing the holder’s Ely Shares. Notwithstanding the foregoing, the holders of Ely Shares that are issued to the holders of Ely Options pursuant to Section 3.1(a) may make the election provided for in Section 3.2(a) in respect of such Ely Shares to be issued under Section 3.1(a) by providing Ely written notice before the Election Deadline specifying such holders election in respect of such Ely Shares (for the sake of clarity, any election in respect of other Ely Shares held by such holders of Ely Options must comply with the prior sentence of this Section 3.2(b));

(c)	any Letter of Transmittal, once deposited with the Depositary, shall be irrevocable and may not be withdrawn by an Ely Shareholder; and

(d)	any Ely Shareholder who does not deposit with the Depositary a duly completed Letter of Transmittal before the Election Deadline or, in the case of the Ely Optionholders provide written notice of their election in respect of Ely Shares to be issued to them pursuant to Section 3.1(a), in each case as set forth in Section 3.2(b), or otherwise fails to comply with the requirements of Section 3.2(b) and, if applicable, the Letter of Transmittal (including Ely Shareholders who exercise Dissent Rights but are ultimately not entitled, for any reason, to be paid fair value for Ely Shares in respect of which they have exercised Dissent Rights), shall be deemed to have elected, subject to Section 3.3, the Share Alternative. The holder of any Ely Shares issued as a result of an exercise of an Ely Warrant or Ely Option on or after the Election Deadline shall be deemed to have elected, subject to Section 3.3, the Share Alternative.

3.3	Proration of Cash Consideration and Share Consideration

The maximum amount of cash that may, in the aggregate, be paid to the Ely Shareholders in consideration for their Ely Shares shall not exceed the Maximum Aggregate Cash Consideration and the maximum number of Gold Royalty Shares that may, in the aggregate, be issued to the Ely Shareholders in consideration for their Ely Shares together with Gold Royalty Shares that may be issuable on future exercises of Ely Warrants pursuant to Section 3.1(e) shall not exceed the Maximum Aggregate Share Consideration. If:

(a)	the aggregate amount of cash that would, but for this Section 3.3(a), be paid to Ely Shareholders in accordance with elections by such Ely Shareholders to receive the Cash Alternative or Share Alternative pursuant to Section 3.2 (the “Total Cash Consideration”) exceeds the Maximum Aggregate Cash Consideration, then the aggregate amount of cash to be paid to any Ely Shareholder who elected or is deemed to have elected the Cash Alternative, subject to rounding in accordance with Section 3.6, shall be adjusted and determined by multiplying the aggregate amount of cash that would, but for this Section 3.3(a), be paid to such Ely Shareholder by a fraction, rounded to six decimal places, the numerator of which is the Maximum Aggregate Cash Consideration and the denominator of which is the Total Cash Consideration, and such holder shall be deemed to have elected to receive Share Consideration for the remainder of their Ely Shares for which, but for this Section 3.3(a), such holder would otherwise have received cash. For the sake of clarity, in no event will an Ely Shareholder who elected or is deemed to have elected the Share Alternative receive less than $0.0001 per Ely Share subject to such election and subject to rounding in accordance with Section 3.6; and

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(b)	the aggregate number of Gold Royalty Shares that would, but for this Section 3.3(b), be issued to Ely Shareholders in accordance with elections or deemed elections of such Ely Shareholders pursuant to Section 3.2 together with the number of Gold Royalty Shares that may be issuable after the Effective Time in respect of any exercises of Ely Warrants in accordance with Section 3.1(e) (the “Total Share Consideration”) exceeds the Maximum Aggregate Share Consideration, then the aggregate number of Gold Royalty Shares to be issued to any Ely Shareholder, subject to rounding in accordance with Section 3.6, shall be adjusted and determined by multiplying the aggregate number of Ely Shares that would, but for this Section 3.3(b), be issued to such Ely Shareholder by a fraction, rounded to six decimal places, the numerator of which is the Maximum Aggregate Share Consideration and the denominator of which is the Total Share Consideration, and such holder shall be deemed to have elected to receive Cash Consideration for the remainder of their Ely Shares for which, but for this Section 3.3(b), such holder would otherwise have received Gold Royalty Shares.

3.4	Post-Effective Date Procedures

(a)	Following receipt of the Final Order and prior to the Effective Date, Gold Royalty shall deliver to the Depositary the Consideration including certificates representing the Gold Royalty Shares required to be issued to the Ely Shareholders in accordance with Section 3.1 hereof, which certificates shall be held by the Depositary as agent and nominee for such former Ely Shareholders for distribution to such former Ely Shareholders in accordance with the provisions of Article 4 hereof. All cash deposited with the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of Gold Royalty.

(b)	Subject to the provisions of Article 4 hereof, and upon return of a properly completed Letter of Transmittal by a former Ely Shareholder together with certificates, if any, which, immediately prior to the Effective Date, represented Ely Shares and such other documents as the Depositary may require, former Ely Shareholders shall be entitled to receive delivery of certificates representing the Gold Royalty Shares and cheques or wire transfers representing the cash to which they are entitled pursuant to this Plan of Arrangement.

3.5	Deemed Fully Paid and Non-Assessable Shares

All Gold Royalty Shares issued by Gold Royalty pursuant to the terms of this Plan of Arrangement shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the BCBCA.

3.6	Fractional Consideration

In any case where the aggregate amount of cash payable to a particular Ely Shareholder under this Plan of Arrangement or an Ely Warrantholder on valid exercise of an Ely Warrant after the Effective Time would, but for this provision, include a fraction of a cent, the consideration payable shall be rounded up to the nearest whole cent.

Notwithstanding anything herein contained, no fractional Gold Royalty Shares will be issued. In the event that an Ely Shareholder would otherwise be entitled to a fractional Gold Royalty Share hereunder, the number of Gold Royalty Shares issued to such Ely Shareholder shall be rounded down to the next lesser whole number of Gold Royalty Shares.

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3.7	Section 85 Election

Subject to the requirements and limitations in the Tax Act, an Eligible Holder who transfers Ely Shares to Gold Royalty pursuant to the Arrangement and receives any Gold Royalty Shares as consideration may make a joint income tax election with Gold Royalty, pursuant to section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the transfer subject to the fulfillment of any conditions and requirements set forth in the Letter of Transmittal. Upon receipt of a Letter of Transmittal in which an Eligible Holder has indicated that such holder wishes to receive a tax instruction letter, Gold Royalty will arrange to deliver or otherwise make available a tax instruction letter to such Eligible Holder. The tax instruction letter will provide to the Eligible Holder general instructions on how the Eligible Holder may make a Section 85 Election. To make the Section 85 Election, the Eligible Holder must provide the required information to the person specified in the tax instruction letter in accordance with the procedure set out therein, within ninety (90) days of the Effective Date. If all required information is so provided by an Eligible Holder in the manner contemplated in the tax instruction letter, the properly completed prescribed form for the Section 85 Election will be executed by Gold Royalty and delivered to the Eligible Holder for execution and filing by the Eligible Holder. With the exception of the execution by Gold Royalty of properly completed prescribed forms for purposes of the Section 85 Election, compliance with the requirements for a valid Section 85 Election, including, without limitation, selection of the appropriate elected amount for the prescribed form and the filing of the completed and executed form with the appropriate governmental entity, will be the sole responsibility of the Eligible Holder making the Section 85 Election. None of Gold Royalty, Ely or Subco will be responsible for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any election forms or to properly file such forms within the time prescribed under the Tax Act or the corresponding provisions of any applicable provincial tax legislation.

3.8	Calculations

All calculations and determinations made by Gold Royalty, Subco, Ely or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final, and binding.

3.9	Adjustments to Consideration

The Consideration payable to an Ely Shareholder pursuant to Section 3.1(d) will be adjusted to reflect fully the effect of any stock split, reverse split, dividend (including any dividend or distribution of securities convertible into Ely Shares), consolidation, reorganization, recapitalization or other like change with respect to Ely Shares effected in accordance with the terms of the Arrangement Agreement occurring after the date of the Arrangement Agreement and prior to the Effective Time.

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1	Payment of Consideration

(a)	Subject to the surrender to the Depositary for cancellation of a certificate, which, immediately prior to the Effective Time, represented outstanding Ely Shares, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, following the Effective Time, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the Consideration which such holder has the right to receive under this Plan of Arrangement, less any amounts withheld pursuant to Section 4.4, and any certificate so surrendered shall forthwith be cancelled.

(b)	Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Ely Shares shall be deemed after the Effective Time to represent only the right to receive, upon such surrender, the Consideration to which the holder thereof is entitled in lieu of such certificate as contemplated by Section 3.1 (and, for the sake of clarity, subject to Sections 3.2 and 3.3) and this Section 4.1, less any amounts withheld pursuant to Section 4.4. Any such certificate formerly representing Ely Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall:

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(i)	cease to represent a claim by, or interest of, any former holder of Ely Shares of any kind or nature against or in Ely or Gold Royalty (or any successor to any of the foregoing); and

(ii)	be deemed to have been surrendered to Gold Royalty and shall be cancelled.

(c)	Any payment of consideration made by way of cheque by the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Date, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the former Ely Shareholder to receive the Consideration to which such holder is entitled pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Gold Royalty (or any successor of Gold Royalty), for no consideration.

(d)	No Ely Securityholder shall be entitled to receive any consideration with respect to such Ely Securities other than the Consideration to which such holder is entitled in accordance with Section 3.1 and this Section 4.1 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

(e)	None of Ely, Subco, Amalco or Gold Royalty, or any of their respective successors, will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such former Ely Securityholder) which is forfeited to Ely, Subco, Amalco or Gold Royalty or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

4.2	Lost Certificates

In the event any certificate, which immediately prior to the Effective Time represented one or more outstanding Ely Shares that are ultimately entitled to Consideration pursuant to Section 3.1, shall have been lost, stolen or destroyed, upon the making of an affidavit or statutory declaration of that fact by the person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the securities registers maintained by or on behalf of Ely, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, provided the holder to whom the Consideration is to be delivered shall, as a condition precedent to the delivery, give a bond satisfactory to Gold Royalty and the Depositary (acting reasonably) in such sum as Gold Royalty and the Depositary may direct, or otherwise indemnify Gold Royalty, Ely, Subco, Amalco and the Depositary in a manner satisfactory to Gold Royalty and the Depositary, acting reasonably, against any claim that may be made against Gold Royalty, Ely, Subco, Amalco or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

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4.3	Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or paid after the Effective Time with respect to Gold Royalty Shares shall be delivered to the holder of any certificate formerly representing Ely Shares unless and until the holder of such certificate shall have complied with the provisions of Section 4.1. Subject to applicable law and to Section 4.1 at the time of such compliance, there shall, in addition to the delivery of the Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of any dividend or other distribution declared or made after the Effective Time with respect to the Gold Royalty Shares to which such holder is entitled in respect of such holder’s Consideration.

4.4	Withholding Rights

Gold Royalty, Subco, Ely and the Depositary, as applicable, shall be entitled to deduct and withhold from any Consideration or to set off against any other amount (including, salary, severance or similar payments in respect of employment or the termination of employment) payable or otherwise deliverable to any former holder of Ely Securities such amounts as Gold Royalty, Subco, Ely and the Depositary may be required to deduct and withhold therefrom under any provision of applicable laws in respect of taxes, payroll deductions, or similar amounts. To the extent that such amounts are so deducted and withheld or set off, such amounts shall be treated for all purposes hereof as having been paid to the person to whom such amounts would otherwise have been paid. To the extent that the amount required to be deducted or withheld from any payment to any former holder of Ely Securities exceeds the cash component, if any, of the Consideration otherwise payable to such holder and any amount set off hereunder, Gold Royalty, Ely or the Depositary, as applicable, may sell or otherwise dispose of such portion of the Consideration otherwise payable to such holder in the form of Gold Royalty Shares as is necessary to provide sufficient funds to enable Gold Royalty, Subco, Ely or the Depositary, as applicable, to comply with such deduction and/or withholding requirements and Gold Royalty, Subco, Ely and the Depositary, as applicable, shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

ARTICLE 5

DISSENT RIGHTS

5.1	Dissent Rights

Pursuant to the Interim Order, registered holders of Ely Shares may exercise rights of dissent (“Dissent Rights”) with respect to all Ely Shares held pursuant to and in the manner set forth in Sections 237 to 247 of the BCBCA, all as modified by this Section 5.1, the Interim Order or Final Order, in connection with the Arrangement; provided that, notwithstanding subsection 242(1) of the BCBCA, the written objection to the Arrangement Resolution referred to in subsection 242(1) of the BCBCA must be received by Ely not later than 5:00 p.m. (Vancouver time) on the Business Day that is two Business Days before the date of the Ely Meeting or any date to which the Ely Meeting may be postponed or adjourned and provided further that Dissenting Shareholders who:

(a)	are ultimately determined to be entitled to be paid fair value for their Ely Shares, which fair value shall be the fair value of such shares immediately before the approval of the Arrangement Resolution, shall be paid an amount equal to such fair value by Ely, which fair value shall be determined in accordance with the procedures applicable to the payout value set out in sections 244 and 245 of the BCBCA except that Gold Royalty may enter into an agreement with registered holders who exercise such Dissent Rights or apply to the Court, all as contemplated under sections 244 and 245 of the BCBCA, in lieu of Ely;

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Ely Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Ely Shares and shall be entitled to receive only the consideration contemplated in Section 3.1(d) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights, and had elected the Share Alternative for all Ely Shares held in accordance with Section 3.2,

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but in no case shall Gold Royalty, Subco or Ely or any other person be required to recognize any holder of Ely Shares who exercises Dissent Rights as a holder of Ely Shares after the time that is immediately prior to the Effective Time, and the names of all such holders of Ely Shares who exercise Dissent Rights (and have not withdrawn such exercise of Dissent Rights prior to the Effective Time) shall be deleted from the register maintained by or on behalf of Ely in respect of the Ely Shares as holders of Ely Shares at the Effective Time and Gold Royalty shall be recorded as the registered holder of such Ely Shares and shall be deemed to be the legal owner of such Ely Shares.

For greater certainty, (a) no holder of Ely Options or Ely Warrants shall be entitled to Dissent Rights in respect of such holder’s Ely Options or Ely Warrants, as applicable, and (b) in addition to any other restrictions in Section 238 of the BCBCA, no person who has voted Ely Shares, or instructed a proxyholder to vote such persons Ely Shares, in favour of the Arrangement Resolution shall be entitled to exercise Dissent Rights with respect to the Arrangement.

ARTICLE 6

AMENDMENTS AND TERMINATION

6.1	Amendments to the Plan of Arrangement

The Parties may amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement is:

(a)	agreed in writing by each of the Parties;

(b)	filed with the Court;

(c)	communicated to the Ely Securityholders, as applicable, if and as required by the Court; and

(d)	approved by the Ely Shareholders, if and as required by the Court, unless the amendment, modification or supplement:

(i)	follows the Ely Meeting;

(ii)	only concerns a matter, in the opinion of the Parties, acting reasonably, of an administrative nature required to better implement the Plan of Arrangement; and

(iii)	is not adverse to the financial or economic interests of the Ely Shareholders entitled to receive the Consideration under Section 3.1; and

(iv)	does not adversely affect the rights of any Dissenting Shareholders, in which case it need not be approved by the Ely Shareholders.

6.2	Withdrawal of Plan of Arrangement

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

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6.3	Effect of Termination

Upon the termination of this Plan of Arrangement pursuant to Section 8.2 of the Arrangement Agreement, no Party shall have any liability or further obligation to any other Party hereunder other than as set out in the Arrangement Agreement.

ARTICLE 7
MISCELLANEOUS

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur at the Effective Time in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

7.2	Paramountcy

From and after the Effective Time:

(a)	this Plan of Arrangement shall take precedence and priority over any and all rights related to, or the terms of, any Ely Securities issued prior to the Effective Time;

(b)	the rights and obligations of the holders of Ely Securities and any trustee and transfer agent therefor, shall be solely as provided for in this Plan of Arrangement; and

(c)	all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to Ely Securities shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 8
u.s. securities law Exemption

8.1	Notwithstanding any provision herein to the contrary, the parties each agree that the Plan of Arrangement will be carried out with the intention that (i) all Gold Royalty Shares to be issued to Ely Shareholders in exchange for their Ely Shares pursuant to the Plan of Arrangement, as applicable, will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement; and (ii) the Gold Royalty Shares continue to be registered pursuant to Section 12(b) of the U.S. Exchange Act.

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SCHEDULE B

ELY RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (as it may be modified or amended, the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) of Ely Gold Royalties Inc. (“Ely”), as more particularly described and set forth in the management information circular (the “Circular”) of Ely dated [●], 2021 accompanying the notice of this meeting, is hereby authorized, approved and adopted;

2.	The plan of arrangement, as it may be or has been amended (the “Plan of Arrangement”), involving Ely and implementing the Arrangement, the full text of which is set out in Appendix [●] to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended), is hereby approved and adopted;

3.	The arrangement agreement (the “Arrangement Agreement”) between Ely and Gold Royalty dated June 21, 2021, the actions of the directors of Ely in approving the Arrangement and the actions of the officers of Ely in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

4.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of Ely or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of Ely are hereby authorized and empowered, without further notice to, or approval of, the shareholders of Ely: (a) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or (b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement;

5.	Any officer or director of Ely is hereby authorized and directed for and on behalf of Ely to execute, under the seal of Ely or otherwise, and to deliver such documents as are necessary or desirable to the Registrar under the BCBCA in accordance with the Arrangement Agreement for filing; and

6.	Any officer or director of Ely is hereby authorized and directed for and on behalf of Ely to execute and deliver, whether under corporate seal of Ely or not, all such agreements, forms waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such officer or director may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of Ely, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Ely,

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE C

KEY REGULATORY APPROVALS

Ely

The requisite acceptance of the TSXV of the Arrangement.

Gold Royalty

The approval of the NYSE American of the listing and posting for trading on the NYSE American of the Gold Royalty Shares issuable in exchange for Ely Shares under the Arrangement and the Gold Royalty Shares issuable pursuant to the Ely Warrants pursuant to the Arrangement (subject to any applicable restricted periods under applicable Securities Laws) after the Effective Time.

SCHEDULE D

LOCKED-UP SHAREHOLDERS

Name of Shareholder	Number of Ely Shares	Number of Ely Options	Number of Ely Warrants
Clarence Wasser	1,927,215	2,075,000	Nil
Gerald Baughman	3,500,000	1,100,000	Nil
Ronald Husband	969,945	945,000	116,000
Stephen Kenwood	1,603,691	1,320,000	40,000
William Sheriff	70,000	1,170,000	1,025,000
Xavier Wenzel	Nil	245,000	Nil
2176423 Ontario Ltd. / Eric Sprott	36,496,594	Nil	16,903,715